DC
No Act
P.E. 1-10-03
1-06659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03017668

March 10, 2003

Ryan Pearson
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: Philadelphia Suburban Corporation
Incoming letter dated January 10, 2003

Dear Mr. Pearson:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to Philadelphia Suburban by Linda and David Unger. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Linda and David Unger
70 Grubb Hill Road
Danville, PA 17821

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Tel: 215.963.5000
Fax: 215.963.5001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

January 10, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Philadelphia Suburban Corporation –
Omission of Shareholder Proposal of Linda and David Unger

Ladies and Gentlemen:

Philadelphia Suburban Corporation (the "Company") has received a shareholder proposal requesting that the Company maintain certain land owned by the Company in its current state and take steps to preserve the land through public and/or private funding, a conservation easement or by donating the land to the Commonwealth of Pennsylvania (the "Proposal"). Linda and David Unger (the "Proponents") submitted the Proposal in a letter dated November 21, 2002.

By copy of this letter, the Company notifies the Proponents of its intention to omit the Proposal from its proxy statement and form of proxy for the 2003 annual meeting of shareholders (the "2003 Proxy Materials"). This letter constitutes the Company's statement of the reasons it deems omission to be proper.

On behalf of the Company, and in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing to request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action if the Company omits the Proposal from the 2003 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Morgan Lewis
COUNSELORS AT LAW

In accordance with Rule 14a-8(j), enclosed are:

1. six copies of this letter;

2. six copies of the Proposal;

3. six copies of a letter sent by the Company to the Proponents on December 4, 2002 (the "Company Letter") notifying the Proponents of the specific eligibility requirements that the Proponents' submission failed to satisfy and how the Proponents could remedy those deficiencies; and

4. six copies of the Proponent's response to the Company Letter received by the Company on December 16, 2002.

For your convenience, we have enclosed copies of the releases of the Division and the no-action letters of the Staff referred to herein.

As discussed in greater detail below, the Company intends to omit the Proposal from the 2003 Proxy Materials for the following reasons:

1. The Proposal deals with a matter that relates to the Company's ordinary business operations and, therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(7); and

2. The Proposal relates to operations of the Company that accounted for less than 5% of the Company's total assets at the end of the Company's most recent fiscal year and for less than 5% of its net earnings and gross sales for the Company's most recent fiscal year and are not otherwise significantly related to the Company's business and, therefore, the Proposal may be omitted pursuant to Rule 14a-8(i)(5).

The Proposal states:

"Resolved, The shareholders request the Board of Directors to maintain said watershed in its natural state, as it is presently zoned, and take steps to preserve the area through public and/or private funding, a conservation easement or by donating said watershed to the State of Pennsylvania for public use, thereby preserving and maintaining the future integrity of said watershed for generations to come."

The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

Under Rule 14a-8(i)(7), a company may exclude from its proxy materials a proposal that deals with "a matter relating to the company's ordinary business operations." The Proposal proposes a specific use of certain property owned by the Company and, therefore, is a matter relating to the Company's ordinary business operations. The Staff has consistently treated questions of how to utilize a specific asset of a corporation as a matter relating to that corporation's ordinary business operations. See Pennsylvania Enterprises, Incorporated (April 12, 1985) (the Staff held excludable a proposal to prohibit the sale, lease or other conveyance or development of the company's watershed lands); Martin Marietta Corporation (February 17, 1981) (the Staff held excludable a proposal that the company's board of directors "preserve in perpetuity" acreage of dunes and dune forest by not mining that land).

The general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998). Decisions regarding the management of the Company's land holdings are made by the Company after careful and thorough deliberations by persons with applicable experience and specialized skills. Based on the numerous considerations that are a part of making such decisions and the complex factors assessed by the persons utilizing their experience and skill to make such decisions, the appropriate uses of the Company's land holdings are exactly the types of decisions that are impracticable for shareholders to decide at an annual shareholders meeting. The Company is aware that the Staff has taken the position that certain types of shareholder proposals that involve ordinary business operations may not be excluded under Rule 14a-8(i)(7) if they pertain to significant social policies such as corporate policies regarding the environment. The Proposal cannot be characterized fairly as a request for the Company to institute a broad or fundamental corporate policy capable of being viewed generally as a corporate policy concerning the environment. Rather, the Proposal requires the Company to make a decision regarding a single corporate asset selected by the Proponents. Accordingly, the Company believes that the Proposal relates to the management of ordinary business operations and may be omitted from the 2002 Proxy Materials under Rule 14a-8(i)(7).

The Proposal Deals with a Matter Relating to Operations that Accounted for Less than 5% of the Company's Total Assets at the End of the Company's Most Recent Fiscal Year and for Less than 5% of the Company's Net Earnings and Gross Sales for the Company's Most Recent Fiscal Year and Are Not Otherwise Significantly Related to the Company's Business

Under Rule 14a-8(i)(5), a company may exclude from its proxy materials a proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." The Company's total assets as of December 31, 2001 (the most recent fiscal year for which financial information is available) were $1.56 billion; its operating revenues for 2001 were $307.3 million; and its net earnings for 2001 were $60.1 million. The Proposal relates to land with a carrying value of $101,267 as of December 31, 2001 with respect to which the Company produced $176,000 of revenue in 2001 resulting in $105,600 in net earnings in 2001. Therefore, the land referred to in the Proposal accounted for less than .006% of the Company's total assets at December 31, 2001 and accounted for less than .06% of the Company's operating revenues and less than .18% of the Company's net earnings in 2001. The Company's 2002 financial statements are not yet available, but will not change the results of the five percent tests.

In addition, the land referred to in the Proposal provides less than 2.46% of the water supply used to provide water to the Company's customers. In an Exchange Act Release by which Rule 14a-8(i)(5) was amended, Exchange Act Release No. 34-12999 (November 22, 1976), the Staff noted that "there are many instances in which the matter involved in a proposal is significant to an issuer's business, even though such significance is not apparent from an economic viewpoint." The Release provides as examples of such proposals those dealing with cumulative voting rights, the ratification of auditors and political contributions. In contrast to the proposals provided as examples in the Release, the economic significance of which is difficult to ascertain, the Proponents' Proposal relates to a single piece of land in one geographic area served by the Company that is a small portion of the property owned by the Company for which there is a clear economic value. Thus, the land is not "otherwise significantly related to the [C]ompany's business." Accordingly, the Company believes that the Proposal may be omitted from the 2002 Proxy Materials under Rule 14a-8(i)(5).

Should the Staff have any questions or comments regarding this filing, please contact Ryan Pearson at (215) 963-5261 or Richard A. Silfen at (215) 962-5024. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, pre-addressed, stamped envelope.

Thank you for your consideration of these matters.

Very truly yours,

Morgan, Lewis & Bockius LLP

Morgan, Lewis & Bockius LLP

cc: Roy Stahl, Esq.
Linda and David Unger

Roy Stahl, Senior Vice President and Corporate Counsel
Philadelphia Suburban Corporation
762 W. Lancaster Avenue
Bryn Mawr, PA 19010

November 21, 2002

Dear Mr. Stahl,

Pursuant to applicable regulations of the Securities and Exchange Commissions, we request that this shareholder resolution/proposal be included for the 2003 Philadelphia Suburban Corporation Annual Meeting and Proxy Statement:

"Whereas, Philadelphia Suburban Corporation, in its documents released for public information, includes the following statement: 'The company has been committed to the preservation and improvement of the environment throughout its history, which spans more than 100 years'",

"Whereas, Philadelphia Suburban Corporation is in the process of marketing 2,000 acres of prime watershed land, containing "exception value wetlands" as quoted by the PA DEP, for the purpose of industrial development, including the construction of two Federal Prisons. This area is the Trout Run portion of Brush Valley, between Bear Gap and the town of Shamokin, in eastern Northumberland County, Pennsylvania",

"Whereas, destruction of this watershed is in direct conflict with the Corporation philosophy of preserving and improving the environment",

"Resolved, The shareholders request the Board of Directors to maintain said watershed in its natural state, as it is presently zoned, and to take steps to preserve the area through public and/or private funding, a conservation easement or by donating said watershed to the State of Pennsylvania for public use, thereby preserving and maintaining the future integrity of said watershed for generations to come",

"Supporting statement: The company has been committed to the preservation and improvement of the environment throughout its history, which spans more than 100 years".

Linda and David Unger
Linda L. Unger David L. Unger
70 Grubb Hill Road
Danville, PA 17821
570-672-3254

PHILADELPHIA
SUBURBAN
CORPORATION

Roy H. Stahl
General Counsel

762 W. Lancaster Avenue
Bryn Mawr, Pennsylvania 19010-3489
610 527 8000
Fax 610 645 1061

December 4, 2002

Certified Mail-Return Receipt Requested

Linda and David Unger
70 Grubb Hill Road
Danville, PA 17821

Re: Shareholder Proposal

Dear Mr. and Mrs. Unger:

I am responding to your letter, dated November 21, 2002 that was received on November 27, 2002, in which you request that Philadelphia Suburban Corporation include a shareholder proposal in its proxy statement for the 2003 Annual Meeting.

Under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, to be eligible to submit a proposal for consideration, you must have been the record or beneficial owner of at least $2,000 in market value, or 1%, of Philadelphia Suburban Corporation's securities entitled to be voted on the proposal at the meeting for at least one year at the time you submitted the proposal. You must also continue to hold those securities through the date of the meeting.

At the time you submit your proposal you must prove your eligibility based on the requirements described above by submitting to Philadelphia Suburban Corporation a written statement by the record holder of the securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year and your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. Because you did not include such statements in your proposal, we hereby request that you do so.

You have 14 days from the receipt of this letter to respond to this request.

Please address any correspondence to my attention on this matter.

Very truly yours,

Roy Stahl, Esq.

G:\lawgrp\CORPAFF\Unger Ltr2.DOC

December 11, 2002

Roy Stahl, Senior V.P. and Corporate Counsel
Philadelphia Suburban Corporation
762 W. Lancaster Ave.
Bryn Mawr, PA 19010

Re: Shareholder Proposal

Dear Mr. Stahl,

We are responding to your letter, dated December 4, 2002 that we received December 9, 2002 concerning our shareholder proposal, dated Nov. 21, 2002, to be included in PSC's proxy statement for the 2003 Annual Meeting.

We apologize for forgetting to include proof of ownership of PSC stock, since it has been a year since we last submitted a shareholder's proposal. At that time, December 12, 2001, we had written of our ownership and intent to hold these stocks in PSC indefinitely. My husband David and I now own 726.931 shares of PSC stock, valued at $14,531.36 per our Nov. 30, 2002 statement. To repeat, our original purchase was made on 7/8/88. We held these stocks continuously since that time, and intend on holding them indefinitely, certainly through the date of the meeting of shareholders, which at this time we assume to be in May 2003.

On December 10, 2002 we contacted our broker, Ms. Tracy and Tony Varano, at Legg Mason Wood Walker, Inc., 113 W. Independence St., PO Box 306, Shamokin, PA 17872, to send us written confirmation of our PSC stock ownership. The securities are held there in "street name". By law, she is unable to disclose the information directly to you. Enclosed, you will have a written statement from her as well as a recent copy of our last statement from Legg Mason. To expedite matters, we will fax this information to you and send it by certified mail as well.

Please let us know if there are any additional requirements for this proposal. Thank you for your attention to this matter.

Sincerely,

Linda J. Unger David L. Unger

Linda and David Unger

(Cite as: 1985 WL 54086 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

***1** Pennsylvania Enterprises, Incorporated
Publicly Available April 12, 1985

LETTER TO SEC

February 8, 1985

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Re: Pennsylvania Enterprises, Inc.
Commission File No. 0-7812

Dear Sirs:

This letter is submitted on behalf of the management of Pennsylvania Enterprises, Inc. ("Enterprises") pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934 (the "Act"). Enterprises has received two shareholder proposals for inclusion in management's proxy materials for the 1985 Annual Meeting of Shareholders to be held in June. We believe that both proposals may properly be omitted from management's proxy statement and form of proxy for the reasons set forth below (which are explained in greater detail in the enclosed opinions of counsel).

The first proposal would prohibit Enterprises from selling, leasing or otherwise conveying or developing its watershed lands. Enterprises is a holding Company. Its principal subsidiary, Pennsylvania Gas and Water Company (the "Company"), is an operating public utility engaged, among other things, in distributing water, [FN1] and owning reservoirs and watershed lands for this purpose. [FN2]

FN1. The Company also distributes natural gas but this utility service is not relevant to the proposals.

FN2. Please note that the Company, not Enterprises, is a public utility engaged in the distribution of gas and water and owns the watershed lands referred to. The proposals incorrectly refer to Enterprises as the public utility and the owner of the watershed lands. In order to respond to the proposals in their terms, we have defined Pennsylvania Gas and Water Company, Enterprises' subsidiary, as the "Company". However, if the Staff does not concur with our decision to omit the proposals, the Staff should require the proponents to amend their proposals to refer to the correct company.

End of Footnote(s).

We believe that this proposal may properly be omitted from the proxy statement because it deals with matters relating to the conduct of the ordinary business operations of the Company (i.e., the conduct of its water distribution operations) (Rule 14a-8(c)(7)), and also because it directs the Company to take action that may be contrary to statutorily mandated regulation by state administrative agencies (Department of Environmental Resources and Pennsylvania Public Utility Commission) (Rule 14a-8(c)(2)).

The second proposal would require the Company to take all actions, excluding filtration, necessary to the maintenance of a safe, pure supply of drinking water for its customers. We believe that this proposal may also properly be omitted from the proxy statement for the following reasons:

(1) This proposal also deals with matters relating to the conduct of the ordinary business operations of the Company (i.e., the methods by which the Company maintains the quality of its water delivered to its customers) (Rule 14a-8(c)(7)).

***2** (2) This proposal, which does not specify the methods for providing safe and pure drinking water, is vague and misleading, in that any action ultimately taken upon the implementation of this proposal could be quite different from the type of action envisioned by the shareholders at the time their votes were cast (Rule 14a-8(c)(3)).

(3) This proposal, if implemented, directs the Company to take action that may be contrary to statutorily mandated regulation by state administrative agencies (Rule 14a-8(c)(2)).

Finally, we believe that each of the proposals may be omitted since they are not a proper subject for action by security holders under the laws of the Commonwealth of Pennsylvania, Enterprises' and the Company's domicile (Rule 14a-8(c)(1)) since the proposals are phrased to mandate action on matters which under the law of Pennsylvania are committed to the discretion of their respective Board of Directors.

It is respectfully requested that the Staff confirm that it will not recommend any enforcement action to the Commission if Enterprises omits the proposals from its proxy materials for its 1985 Annual Meeting. We would appreciate your response on or before March 15, 1985 to meet our schedule for the filing and mailing of proxy materials for the Annual Meeting.

Enclosed, pursuant to Rule 14a-8(d), are four (4) copies of this letter and five (5) copies of the supporting opinions of counsel and the shareholders' proposals. A copy of this letter and the enclosures are being forwarded to the proponents in accordance with Rule 14a-8(d).

If you have any questions or require additional information concerning this matter, please do not hesitate to contact Garett J. Albert, Esquire at (212) 709-7711.

Very truly yours,
J. Glenn Gooch

ENCLOSURE

February 8, 1985

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Re: Pennsylvania Enterprises, Inc.
Commission File No. 0-7812

Dear Sirs:

Pursuant to Rule 14a-8(d) of the Commission's Rules and Regulations, we respectfully submit this opinion in support of the decision by the management of Pennsylvania Enterprises, Inc. ("Enterprises") to omit the shareholder proposals submitted on behalf of Edward and Robert Zygmunt and Michael J. Petscavage (the "Proponents") from its proxy statement and form of proxy for Enterprises' 1985 Annual Meeting of Shareholders.

The proposals, submitted on behalf of the Proponents in a letter dated December 28, 1984, are contained in the following resolutions:

"WHEREAS, Pennsylvania Enterprises Incorporated (PEI) (hereinafter referred to as the "company") has sold valuable watershed lands and resevoirs [sic] in the past and

WHEREAS, the development of watershed lands with inadequate sewage treatment facilities can contribute to pollution of the public's drinking water supply and

WHEREAS, the outbreaks of giardiasis in 1984 in the company's service area had a detrimental and damaging impact on the company's public image and earnings and

***3** WHEREAS, any further sale of land would further damage the company's public image

BE IT RESOLVED THAT the company enact and adopt a binding policy forbidding the Board of Directors and the officers of the company from selling, leasing, otherwise conveying or developing watershed lands and

BE IT FURTHER RESOLVED that the company shall take all actions, excluding filtration, necessary to the maintenance of a safe, pure supply of drinking water for its customers."

Enterprises believes, and we concur, that both proposals may properly be omitted from its proxy statement and form of proxy for the 1985 Annual Meeting for the reasons set forth below.

Enterprises is a holding company. Its principal subsidiary, Pennsylvania Gas and Water Company (the "Company"), [FN1] is an operating public utility engaged, among other things, in distributing water provided by an extensive reservoir and intake system to an area in northeastern Pennsylvania. The Company also distributes natural gas.

FN1 Please note that the Company, not Enterprises, is a public utility engaged in the distribution of water and owns the watershed lands referred to in the proposals. The proposals incorrectly refer to Enterprises as the public utility and the owner of the watershed lands. In order to respond to the proposals in their terms, we have defined Pennsylvania Gas and Water Company as the "Company". However, if the Staff does not concur with Enterprises' decision to omit the proposals, the Staff should require the proponents to amend their proposals to refer to the correct company.

End of Footnote(s).

First Proposal

The first proposal, dealing with the watershed lands, should be omitted from the proxy statement under Rule 14a-8(c)(7) because it relates to the conduct of the ordinary business operations of the Company. The Company's water system has 55 collecting and impounding reservoirs and over 38,000 acres of land used in connection with its water utility operations. As part of its water utility operations, the Company is engaged in a constant review of the need for, and usage of, its 55 reservoirs and related watershed lands. Based on this review, from time to time, the Company has determined that certain reservoirs or watershed lands are no longer needed in its operations. Frequently, these properties have then been sold or leased. Since 1970, there have been 18 separate sales of watershed lands. These decisions are made only after consideration by expert personnel of the need for the property and the effect of its sale or lease on remaining operations.

One of the primary reasons for the adoption of Rule 14a-8(c)(7) was to confine the solutions of ordinary business problems to the board of directors because such problems are beyond the competence and direction of most shareholders due to their lack of business expertise and/or intimate knowledge of the corporation's business. See Hearing on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong., 1st Sess. part 1, at 118 (1957); see also Exchange Act Release No. 34- 12999 (November 22, 1976). The use of the Company's reservoirs and watershed lands is a perfect example of a situation where most shareholders do not have sufficient knowledge regarding water utility operations to make a determination (no less a blanket determination) that the Company shall not lease, sell or otherwise develop its watershed lands. Careful, often extended, deliberations by persons with experience and specialized skill are often required before management can make a decision on how to best use these corporate assets.

***4** We do not believe that this proposal can be characterized as a request for the expression of shareholder preference on an environmental policy matter. Unlike the typical shareholder environmental proposal, which requests that the Board consider or review specific corporate policies on environmental issues or compile information to aid the Board in formulating environmental policy, this proposal would require the Company to make a specific decision on a corporate asset, i.e., the Company shall not dispose of any watershed lands. Accordingly, the proposal relates solely to the management of ordinary business operations and may be omitted from the proxy statement under Rule 14a- 8(c)(7).

Second Proposal

The second proposal, dealing with the maintenance of a safe supply of water, should be omitted from the proxy statement for the following reasons:

(1) The second proposal should be omitted under Rule 14a-8(c)(7) because it

relates to the conduct of the ordinary business operations of the Company. The Company is engaged in the business of collecting water, treating it to assure it is potable and aesthetically acceptable and delivering it to customers. The methods by which it treats water are central to its ordinary business operations--in fact, they are its ordinary business operations. The second shareholder proposal deals with the methods of treatment and accordingly relates entirely to the Company's ordinary business operations.

(2) The second proposal may also properly be omitted from the proxy statement under Rule 14a-8(c)(3) because it is so vague and indefinite that shareholders voting upon this proposal would not be able to determine with any reasonable certainty exactly what measures would be taken in the event the proposal was implemented. The Commission and the courts have recognized for many years that vagueness and indefiniteness are a proper basis for omitting a shareholder proposal from proxy material. See, e.g., Dyer v. Securities and Exchange Commission, 287 F.2d 773, 781 (8th Cir.1961) (citing, with approval, an opinion of the Commission). The Commission has stated its rationale for recognizing vagueness as a ground for excluding proposals as follows:

" * * * [I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail." Letter to Union Electric Company (1957), reprinted in part in Dyer v. Securities and Exchange Commission, supra, at 781. See U.S. Industries, (letter available February 17, 1983); Bendix Corporation, (letter available October 30, 1981); and E.I. du Pont de Nemours & Company, Inc., (letter available February 8, 1977).

The second proposal is vague and indefinite in three respects. First, a shareholder in considering the proposal cannot know what method or methods to maintain "a safe and pure supply" of drinking water the Company will use if the proposal is approved. There are many methods and combinations of methods to treat water to render it potable, aesthetically acceptable and in compliance with water quality criteria established by regulatory agencies. To meet the criteria as it relates to bacteriological quality, examples of treatment methods, commonly referred to as disinfection, include but are not limited to, chlorination, iodination, ozination and ultra-violet radiation. In some instances, a combination of some of these methods, rather than all of them, may provide optimum treatment.

***5** The matter of selecting the appropriate treatment method or combination of methods is complex and the costs vary greatly. As an example, a new treatment plant for chlorine disinfection only may cost $100,000 to treat 15 million gallons per day, while a combination of chlorine disinfection and ozination may cost more than three times as much. Extensive engineering studies and tests are required as part of the decision making process in selecting the proper treatment and cost-effective method. Which method or combination of methods would the shareholders be voting for? The second proposal is misleading, in that any treatment or treatments ultimately selected by the Company may be very different from the treatment or treatments the shareholders envisioned when they cast their votes.

Second, the second proposal is vague because of the differing interpretations that shareholders may give to the phrase "take all actions, excluding filtration, necessary to a safe, pure supply of drinking water." Is the phrase to be read literally to mean all actions, regardless of cost, cost effectiveness, or proven effectiveness, required to provide safe and pure water? Would there be any cap on these costs? Does the phrase imply some sort of reasonableness standard? Even if so, shareholders could interpret reasonableness differently. It might be reasonable to some shareholders for the Company to experiment with new untested treatments, whereas others might believe it is reasonable for the Company to use only conventional treatments that are cost-effective. As a result of this ambiguity shareholders would have no idea what actions would ultimately be taken if the proposal was adopted.

Third, the proposal is vague in its use of the words "excluding filtration." Does the proposal seek to prohibit the use of filtration by the Company? Or do the words "excluding filtration" mean that the proposal does not concern itself with filtration? If the proposal is adopted and is construed to prohibit filtration, the Company may violate Pennsylvania law. (See the enclosed opinion of Thomas & Thomas, Pennsylvania counsel to the Company). Accordingly, the second proposal may also properly be omitted from the proxy materials under Rule 14a-8(c)(3).

For the reasons stated above, it is our opinion that both proposals may be properly omitted from management's proxy statement and form of proxy.

Very truly yours,
Hughes Hubbard & Reed

ENCLOSURE

February 8, 1985

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
In re: Pennsylvania Enterprises, Inc. Commission File No. 0-7812

Dear Sirs:

Pursuant to Rule 14a-8(d) of the Commission's Rules and Regulations, we respectfully submit this opinion in support of the decision by the management of Pennsylvania Enterprises, Inc. ("Enterprises") to omit the shareholder proposals submitted on behalf of Edward and Robert Zygmunt and Michael J. Petscavage (the "Proponents") from its proxy statement and form of proxy for Enterprises' 1985 Annual Meeting of Shareholders.

***6** The proposals, submitted on behalf of the Proponents in a letter dated December 28, 1984, are contained in the following resolutions:

"WHEREAS, Pennsylvania Enterprises Incorporated (PEI) (hereinafter referred to as the "company") has sold valuable watershed lands and resevoirs [sic] in the past and

WHEREAS, the development of watershed lands with inadequate sewage treatment

facilities can contribute to pollution of the public's drinking water supply and
WHEREAS, the outbreaks of giardiasis in 1984 in the company's service area had a detrimental and damaging impact on the company's public image and earnings and
WHEREAS, any further sale of land would further damage the company's public image
BE IT RESOLVED THAT the company enact and adopt a binding policy forbidding that Board of Directors and the officers of the company from selling, leasing, otherwise conveying or developing watershed lands and
BE IT FURTHER RESOLVED that the company shall take all action, excluding filtration, necessary to the maintenance of a safe, pure supply of drinking water for its customers."

Enterprises believes, and we concur, that both proposals may properly be omitted from its proxy statement and form of proxy for the 1985 Annual Meeting because: (1) they direct the Company to take action that may be contrary to statutorily mandated regulation by state administrative agencies (Rule 14a-8(c)(2)), and (2) they are not a proper subject for action by security holders under the laws of the commonwealth of Pennsylvania, the domicile of Enterprises' and Pennsylvania Gas and Water Company (the "Company") (Rule 14a-8(c)(1)). [FN1]

FN1. Please note that the Company, a subsidiary of Enterprises, not Enterprises, is a public utility engaged in the distribution of gas and water and owns the watershed lands referred to in the proposals. The proposals incorrectly refer to Enterprises as the public utility and the owner of the watershed lands. In order to respond to the proposals in their terms, we have defined Pennsylvania Gas and Water Company as the "Company." However, if the Staff does not concur with Enterprises' decision to omit the proposals, the Staff should require the proponents to amend their proposals to refer to the correct company.

End of Footnote(s).

Conflict with law

The proposals are in conflict with Pennsylvania law, the law of the domicile of the Company, in that they direct the Company to take action (or not take action) that may be contrary to statutorily mandated regulation by state administrative agencies (Rule 14a-8(c)(2)).

The Company is subject to the jurisdiction of the Pennsylvania Public Utility Commission ("Commission") in its operations generally (66 Pa.C.S. § 501) and specifically in regard to the acquisition or transfer of tangible property used or useful in the public service (66 Pa.C.S. § 1102). Since the Commission regulates the acquisition or transfer of tangible property by the Company, a shareholder proposal (such as the first proposal) mandating or even recommending decisions regarding what property may be transferred may conflict with or violate Commission orders or policies with respect to such property.

***7** The Company is also subject to the jurisdiction of the Pennsylvania Department of Environmental Resources ("DER"). DER has jurisdiction over the potability of water supplied to the public (35 P.S. § 716 and 71 P.S. § 510-

1(7)), and over the streams which flow into Company's reservoirs (35 P.S. § 691.) [FN2]

FN2. The Pennsylvania Environmental Hearing Board has jurisdiction over the same matters in appeals from DER orders.

End of Footnote(s).

DER has held that this jurisdiction includes the power to order specific methods of treatment. The second proposal, which relates to actions necessary for the maintenance of a safe, pure supply of drinking water, may conflict with orders of DER in regard to methods of treatment. DER may require certain methods of treatment or decide that others have disadvantages and not permit them to be used. Since the proposal requires the Company to take all actions relating to supplying safe, pure water, the proposal may require action that would violate state law. In this connection, the proposal can be construed as prohibiting filtration. The Company is presently subject to two separate orders of DER and two related orders of the Environmental Hearing Board, requiring the Company to construct and maintain filtration facilities for two of its reservoirs. The Company therefore could be put in the position of violating either the proposal or the DER and Environmental Hearing Board orders.

Not proper subject for action by security holders

Both proposals also conflict with the Pennsylvania Business Corporation Law ("BCL") since in each proposal, the subject matter relates to a direction by shareholders to the Board of Directors and officers to take certain action as to which the BCL places responsibility in the Board of Directors. Section 401 of the BCL assigns management of the business and affairs of the Company to the Board of Directors. 15 P.S. § 1401. In addition the BCL in the last sentence of Section 202 limits the situations under which shareholder approval is required. 15 P.S. § 1302. Shareholders have only those powers enumerated. Both proposals involve areas which are outside the specific enumerated powers of the shareholders and thus the proposals have the effect of shifting powers contrary to the BCL. This is particularly true in regard to the first proposal which purports to have the shareholders determine what property of the Company may be sold, leased, or otherwise conveyed. The BCL is quite specific that shareholder approval is appropriate for the conveyance of property only in the event of the "... sale, lease, or exchange of all, or substantially all, the property and assets, with or without the good will of a corporation ..." 15 P.S. § 1311. By implication this reserves to the Board of Directors the power over the sale, lease or exchange of less than substantially all the property and assets of the corporation.

The Division has often expressed the view that Rule 14a-8(c)(1) is intended to allow the omission of shareholder proposals which, among other things, mandate action on matters which under the law of the issuer's domicile is committed to the discretion of its board of directors. See Exchange Act Release No. 12999, November 22, 1976. Neither the Articles nor By-Laws of Enterprises or the

Company nor the BCL provide for shareholders action, or restrict the Board of Directors' power, with respect to the sale, lease or development of watershed land or the methods by which it maintains water quality. Therefore, these areas are subject to the exclusive discretion of Enterprises' and the Company's Board of Directors. Accordingly, these proposals which are phrased to mandate action on matters which under Pennsylvania law are committed to the exclusive discretion of the Board of Directors may also properly be omitted from the proxy statement under Rule 14a-8(c)(1). See Middle South Utilities, (letter available March 14, 1984) (to the extent proposal mandates certain actions, it intrudes upon the discretionary authority of the board and is excludable under Rule 14a- 8(c)(1)); Pacific Gas and Electric Co., (letter available February 9, 1984) (proposal which mandates certain board action in violation of applicable state law is excludable under Rule 14a-8(c)(1)).

***8** For the reasons stated above, it is our opinion that both proposals may be properly omitted from management's proxy statement and form of proxy.

Very truly yours,
THOMAS & THOMAS

ENCLOSURE

December 21, 1984

Mr. Robert Anthony
Pennsylvania Gas and Water
39 Public Square
Wilkes-Barre, PA 18701

Dear Bob,

Enclosed please find the question that my clients want to place before the shareholders at the 1985 annual shareholders meeting.

For your reference, Ed and Robert Zygmunt own 187 shares if common stock (jointly) and Ed owns 185 shares of preferred stock. Mike Petscavage owns 50 shares of common stock and 427 shares of preferred. Both parties have owned the stock for more than one year and the value of the stock is in excess of one thousand dollars ($1,000.00). I have also enclosed photocopies of their stock certificates.

If you have any questions or require any more information, give me a call.

Sincerely,
Gerald R. Schultz

ENCLOSURE

SHAREHOLDERS RESOLUTION

WHEREAS, Pennsylvania Enterprises Incorporated (PEI) (hereinafter referred to as the "company") has sold valuable watershed lands and resevoirs in the past

and
WHEREAS, the development of watershed lands with inadequate sewage treatment facilities can contribute to pollution of the public's drinking water supply and
WHEREAS, the outbreaks of giardiasis in 1984 in the company's service area had a detrimental and damaging impact on the company's public image and earnings and
WHEREAS, any further sale of land would further damage the company's public image
BE IT RESOLVED THAT the company enact and adopt a binding policy forbidding the Board of Directors and the officers of the company from selling, leasing, otherwise conveying or developing watershed lands and
BE IT FURTHER RESOLVED that the company shall take all actions, excluding filtration, necessary to the maintenance of a safe, pure supply of drinking water for its customers.

LETTER TO SEC

February 25, 1985

Securities Exchange Commission
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549
RE: Pennsylvania Enterprises, Inc., Commission File # 0-7812

Dear Sir/Ms.,
This letter is submitted on behalf of Edward and Robert Zygmunt and Michael Petscavage, shareholders in the above referenced company who have submitted proposals for inclusion in the company's proxy materials. It is also submitted in response to the company's letter of February 8.
It is the shareholders position that one of the objections raised to the second proposal, namely vagueness, is meretorious and they hereby withdraw the second proposal.
However, it is the shareholders position that the objections to the first proposal lack merit and are indeed baseless and that the proposal should be intended in the company's proxy materials, for the following reasons:
(1) The action that it directs the company to take is not contrary to any state law or regulation. Indeed the supporting opinions filed by the company fails to cite even one specific provision of the law that the proposal conflicts with. The fact that regulations of the Pennsylvania Utility Commission ("PUC") and the Pennsylvania Department of Environmental Resources ("DER") have jurisdiction over the company certainly cannot be stretched to the point of stating there is a conflict. If the company adopted a policy of not selling watershed lands it would not conflict with the PUC regulations, which only regulate the acquisition or transfer of property.
***9** Secondly, adoption of this proposal would certainly not conflict with DER repetations or state law. It is state policy guaranteed by the Pennsylvania Constitution to protect water supplies and preserve clean water. This is what the proposal would do.

Thirdly, 15 P.S. 1401 merely states that the affairs of the corporation shall be managed by a Board of Directors. 15 P.S. 1302 relates to the condual of ordinary business by the company. It is submitted that this proposal goes beyond ordinary business and is a policy matter.

(2) It does more than deal with ordinary business operations of the company. It deals with fundamental environmental policy questions that the shareholders should have a voice in, namely the protection of watershed and the provision of safe drinking water to its customers. The sale of watershed lands by the company has been a contributing factor to the degradation of the water supply, and the 1983-84 outbreak of giardiasis among the company's customers.

(3) Affirmative action by the shareholders would benefit the company because it would protect company resources and the public water supply.

Sincerely,
Gerald R. Schultz

SEC LETTER

1934 Act / s ?? / Rule 14a-8

April 12, 1985

Publicly Available April 12, 1985

Re: Pennsylvania Enterprises, Inc. (the "Company") Incoming Letter dated February 8, 1985

The proposal relates to the prohibition of the sale, lease or other conveyance or development of the Company's watershed lands. A second proposal, relating to the purification of water sold by the Company, has been withdrawn by the proponents.

There appears to be some basis for your opinion that the proposal may be omitted under Rule 14a-8(c)(7), since it appears to deal with a matter relating to the Company's ordinary business operations (i.e., the management of the Company's land holdings). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the management omits the subject proposal from its proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative basis for omission upon which you rely.

Sincerely,

Cecilia D. Blye
Special Counsel

Securities and Exchange Commission (S.E.C.)
1985 WL 54086 (S.E.C. No - Action Letter)
END OF DOCUMENT

(Cite as: 1981 WL 25512 (S.E.C. No - Action Letter))

(SEC No-Action Letter)

***1** Martin Marietta Corporation
Publicly Available February 17, 1981

LETTER TO SEC

January 16, 1981

Securities and Exchange Commission
500 North Capitol Street, N.W.
Washington, D.C. 20549

Members of the Commission:
Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, we enclose a copy of a letter dated December 2, 1980 from Erwin Dyer Graham submitting a shareholder proposal for our 1981 annual meeting. (Attachment A.) The proposal and supporting statement read as follows:

'SHAREHOLDER PROPOSAL

ON MARTIN MARIETTA CORP. DUNE MINING

WHEREAS Martin Marietta Corp. owns 254 acres of densely forested tall sand dunes on the east shore of Lake Michigan in Bridgman, Michigan;
WHEREAS Martin Marietta Corp. is seeking from the city of Bridgman and from the state of Michigan mining permits to remove the sand from 144 acres of this dune property;
WHEREAS dune mining as its first step requires the destruction of all trees and other vegetation forming the dense forest cover on the dunes;
WHEREAS eminent botanists Dr. Warren H. Wagner, Professor of Natural Resources at the University of Michigan, and Dr. James Wells of Cranbrook Institute of Science at Bloomfield Hills, Michigan, as a result of independent field surveys of the Martin Marietta Corp. dune forest, have extolled its unique diversity of plant life that includes many rare, threatened and endangered species and have urged the preservation of this dune forest in Bridgman;
WHEREAS natural re-vegetation merely approximating conditions on undisturbed adjoining land is estimated to exceed 1,000 years and natural re-building of the dunes will never occur because a return of the same geologic factors of sand, water and wind cannot be expected;
THEREFORE BE IT RESOLVED that the shareholders request the board of directors to preserve in perpetuity this 254 acres of dunes and dune forest for the enjoyment of future generations by:
1. ordering the end of all efforts to obtain mining permits from the city of Bridgman and from the state of Michigan;
2. arranging as soon as possible for donation of the 254 acres of dunes to a

national organization such as the Nature Conservancy, Sierra Club or the Audubon Society;

3. expediting efforts by Martin Marietta Corp. to locate and arrange for acquiring mining rights as needed for sand from sources other than the forested dunes.

SUPPORTING STATEMENT

A permit to mine this property has been denied by the Michigan Dept. of Natural Resources for various reasons including plant life found in unique forms and diversity. Only one other site--mined by another company--has been denied a permit. No other sites in Michigan have been recognized as being worthy of protection under Michigan law.

Destroying vegetation and mining the dunes leaves a scar that is ugly graffiti on the landscape visible from considerable distances and easily seen by traffic on Interstate 94 which abuts 2200 feet of the east edge of this property.

***2** Residential development following mining--as suggested by Martin Marietta Corp.--is not a bonafide prospect because mining leaves a low, flat, barren area without redeeming character so it cannot compete with undisturbed dunes. Furthermore, residential demand cannot be predicted 20 or 25 years into the future when mining is expected to end.

Alternatives to dune destruction are seen in Sargent Sand Company's years of dredging sand from Saginaw Bay and years of mining inland sand deposits in Wexford County, Michigan. Good Sand in abundance offshore in Lake Michigan is reported in Michigan's generic environmental impact statement on sandmining.'

For the reasons set forth below, the Corporation believes that it is not obligated to include the proposal in its 1981 proxy statement because:

(1) The proposal deals with a matter relating to the conduct of the ordinary business operations of the Corporation and so may be excluded by virtue of Rule 14a-8(c)(7);

(2) Under Maryland law, the law under which the Corporation is domiciled, the proposal is not a proper subject for action by securities holders, and so may be excluded by virtue of Rule 14a-8(c)(1);

(3) The effectuation of the proposal could require the Corporation to violate commitments it has made to its creditors, and so may be excluded by virtue of Rule 14a-8(c)(6); and

(4) The proposal is contrary to the Securities and Exchange Commission's (the 'Commission') Rule 14a-9, which prohibits false and misleading statements, and so may be excluded by virtue of that Rule and Rule 14a- 8(c)(3).

The proposal requests the Board of Directors to preserve 253 acres of land in Bridgman, Michigan (the 'subject property') which is owned by Martin Marietta Aggregates Company ('Aggregates'), an operating company of the Corporation engaged in sand mining and foundry processing operations. Properties in Bridgman were purchased with the intent of mining the high-quality, chemical-grade industrial dune sand located in the area. This dune sand, which is found in the Bridgman area and generally is not available elsewhere in the United States, is commercially valuable as an essential ingredient in the making of precision metal castings for industry, especially the automotive industry.

Mining operations and sand production from deposits located on land owned by Aggregates in the Bridgman area have been carried on for 20 years. In connection with all such activities, a conscientious reclamation, restoration and land improvement plan has been followed. This plan was implemented in conjunction with the Corporation's policy of responsibly developing all of its commercially valuable natural resources in a manner consistent with sensible conservation and restoration and in accordance with the best environmental practices.

In 1976, as demand for the high-quality industrial dune sand found at Bridgman increased, Aggregates began developing the subject property for mining operations. In keeping with the policies of the Corporation, however, a decision was made to mine no more than 144 of the 253 acres of the subject property. The remainder of the property, including the Barrier Dunes located on the property, was set aside for preservation, to be left untouched and to serve as stabilizing dunes for the reclamation project planned for the subject property when mining was completed. Aggregates submitted a full mining plan for the subject property to the Bridgman City Planning Commission, and mining began on a portion of the subject property in August, 1976 following the issuance of the necessary permits by the City of Bridgman.

***3** In July, 1978 a second City permit was sought to extend mining to an additional part of the subject property. Thereafter the City withdrew that permit. Court action followed, but in July, 1979, prior to a full resolution of the issues involved, the Michigan Sand Dune Protection Act became effective, bringing the Bridgman dunes area under state jurisdiction. Aggregates applied for a state permit under that Act to mine sand on the subject property. Later that year the Michigan Department of Natural Resources responded with a 'notice of intent to deny' the permit on environmental grounds. The notice was contested by Aggregates and administrative public hearings were held on the matter in February, 1980.

At those hearings, officials of the Corporation and nationally recognized experts in community planning, ecology and environmental sciences, geology, foundry technology, and automotive manufacturing testified on the economic importance of the type of dune sand found at Bridgman. They further discussed the compatibility of the mining plan submitted by Aggregates with environmental concerns. The plan included Aggregates' commitment to preserve the lake-front barrier dunes, a prominent high point on the subject property known as Mount Edward, and a commitment to restore and eventually develop the subject property as an economic and social asset for the City of Bridgman after mining operations end. To date, no decision has been rendered by the Michigan Department of Natural Resources.

Against this history, the Graham proposal has been submitted. That proposal has three separate and distinct parts. First it would have the Board order Aggregates to end all efforts to obtain the permits necessary to continue mining operations on the subject property. Second it would have the Board donate the property to a national organization, apparently one associated with conservation concerns. Third it would have the Board locate and acquire another source of sand, apparently in substitution for the resources already owned and located on the subject property.

Rule 14a-8(c)(7).

The purchase by Aggregates of the Bridgman properties, including the subject property, their development and the use of the natural resources located thereon have been matters which for nearly 25 years have been conducted in the course of Aggregates' ordinary business operations. The questions of whether to seek permits to conduct certain types of activities on a property, of how to use a specific asset of a corporation, or of whether to elect not to utilize a specific asset, have always been considered matters relating to the conduct of ordinary business operations.

Moreover, questions concerning the use of the Bridgman properties must be considered in conjunction with the Corporation's existing reclamation and environmental policies. Careful, sometimes extended deliberations, by persons with experience and specialized skill often is required before management can make proper decisions about how to best use those corporate assets. This realization led the Subcommittee on Securities Regulation of the Senate Committee on Banking and Currency to recognize that in such situations it is manifestly impracticable in most cases for stockholders to decide management problems of this sort at corporate meetings. (85th Cong. 1st Sess. S 1242, tab 2 (1957)). This realization was the underlying rationale for the exclusion provided under Rule 14a-8(c)(7), and supports the conclusion that the proposal is not a proper subject for consideration and should be considered a subject falling within the responsibilities of management in controlling business operations.

***4** In addition the proposal would challenge a business decision made years ago and reviewed periodically by Aggregates after careful consideration of the options available to it to meet the future demand of its customers and its own financial obligations and operational objectives. In fact, the abandonment of the subject property and the valuable resources located thereon would detrimentally impact on the financial vitality of the Bridgman operation and could cause Aggregates to cease operations in that area. Moreover, this proposal would effectively force the reversal of all of the careful planning done with respect to the utilization of the resources on the subject property and cause Aggregates to lose a significant investment in time and money. The impact upon the customers of Aggregates and others associated with or affected by the Bridgman operation cannot accurately be estimated. Such business decisions traditionally are left to management in conducting the normal business affairs of a corporation, and not to shareholders under any circumstances. See Potomac Electric Power Company, March 5, 1976 (CCH Fed. Sec. L. Rep. paragraph 81,294 (1976-1977 Transfer Binder)).

It also may be that on superficial reading, the proposal could appear to relate to expressing shareholder preference on an environmental policy matter, one of the increasingly popular subjects for shareholders proposals today. Certainly the impressions gained upon reading the proposal and the rhetoric contained in its preambles would support such a reading. However, unlike customary shareholder proposals, the resolution here relates to directing the Board to require that specific decisions be made about the subject property and its use. It does not request that the Board consider or review specific corporate policies on environmental or social issues. (See General Dynamics Corporation, February 25, 1980. (CCH Fed: Sec. L. Rep. paragraph 76,372 (Current Volume)). Nor is a request made to compile information to aid the Board or the shareholders in considering the advisability of any specific policy generally relating to corporate matters. Instead, this proposal is interested solely in the manner in which the subject property is being managed and will be used in the future. Such issues relate to managing normal business operations and should only be made by persons who possess adequate information to make well-informed decisions.

Finally, it may be appropriate to note that the shareholder certainly must be aware that the issues raised by the proposal have been the subject of the administrative hearings before the Michigan Department of Natural Resources referred to above. There, before a properly constituted quorum of persons with the professional expertise to adequately consider and discuss Aggregates' proposed plan to mine the subject property, opponents of Aggregates' mining plan have had the opportunity to present their testimony. In our opinion, the fact that such a forum has considered the issues raised by this shareholder proposal, and will take action on the matter, further demonstrates that the subject matter of the proposal is not a proper subject for shareholder consideration and may be excluded from the 1981 proxy statement by virtue of Rule 14a-8(c)(7).

Rule 14a-8(c)(1).

***5** The proposal in effect instruct the Board to direct one of the Corporation's operating companies to take specific actions regarding its management of one of its valuable assets. It further directs the expenditure of surplus assets of the operating companies to locate and acquire substitute resources to replace those that would be lost if the subject property was donated to an environmental organization. These are matters which are not proper subjects for shareholder action under Maryland law.

Section 2-401 of the Maryland General Corporation Law states that the business and affairs of a corporation shall be managed under the direction of the board of directors. All powers of the corporation except those conferred on or reserved to the stockholders by law or by the charter or by-laws of the corporation may be exercised by or under authority of the Board. Thus generally speaking under Maryland law, a corporation's ordinary business powers are vested in its directors. Powers relating to fundamental changes in corporate structure, objects or purposes are reserved to the stockholders. See Warren v. Fitzgerald, 56 A.2d 827 (1948).

Individual directors hold their offices charged with the duty to act according to their best judgment, and in so doing under Maryland law they cannot be controlled in the reasonable exercise and performance of such duty. This includes the questions of how or whether to use corporate assets, whether to sell or purchase other corporate assets (Warren v. Fitzgerald, at 833), or whether to make reasonable gifts out of profits (See Section 2-103(13) of the Maryland General Corporation Law). Since these are the very issues raised by the shareholder proposal, it is our opinion that the proposal represents an attempt to substitute shareholder judgment for the judgment of the directors about matters not related to the constituent powers of a corporation. Since these are matters reserved to the directors under Maryland law, it is our opinion that the proposal also can be excluded from the proxy statement by virtue of Rule 14a-8(a)(1).

Rule 14a-8(c)(6).

Since the proposal calls for the donation of the subject property, we believe the proposal may be omitted from the proxy statement because it is a matter beyond the Corporation's power to effectuate. The subject property may be considered restricted under terms and covenants of certain of the Corporation's agreements, indentures, and other instruments executed in connection with raising capital. Since the general assets of the Corporation and its subsidiaries secure the obligation to repay the Corporation's debentures, bonds, notes and other debt obligations, in effect a lien exists on the subject property. The impairment or sale of the subject property might place the Corporation in default under the terms of one or more of those debt instruments or in violation of one or more of its undertakings. The Corporation would not be able to carry out the requirements of the proposal without violating those obligations, thereby subjecting itself to liability under law. For these reasons we believe the proposal can be excluded by virtue of Rule 14a- 8(c)(6).

Rule 14a-8(c)(3) and Rule 14a-9.

***6** The Corporation is also entitled to omit the proposals because the preambles and resolutions which comprise the body of the proposal and the statement in support of it are false and misleading, both in broad outline and detail. The whole proposal proclaims, and is carefully intended to proclaim, that the Corporation's actions should it mine sand from the subject property will cause irreparable harm to the environment in and around the area of the subject property. There have been no findings by any court, agency or other properly constituted body to support such a conclusion. Moreover, the implication of the proposal is that the Corporation is being irresponsible with respect to its plan to mine the subject property. In fact, the Corporation already has a policy requiring the restoration and preservation of the environmental value of the properties owned by the Corporation or its subsidiaries, including the subject property.

The Supporting Statement is also false and misleading in numerous specific respects. The Michigan Department of Natural Resources has never denied a permit to the Corporation to mine this property, but instead has taken the official steps it had to take in order to conduct a full hearing on the matter. The decision of that body with respect to whether to issue a permit is expected to be made in the future. In addition, plant life found on the subject property is not unique to the subject property in either form or diversity, but instead can be found throughout the entire Bridgman area. For that reason to the extent that the shareholder implies that the cited expert opinions relate solely to the subject property, those statements would be false and misleading. We believe the expert's surveys must have been of the entire dunes area, and not solely related to the 144 acres of the subject property, which is but one small portion of the entire area.

Other misleading portions of the statements can be cited. Restoration of the subject property and residential development following mining not only is a bonafide prospect, but already has been accomplished on other properties previously mined. In fact expert planners already consider such use one of the best uses to which mined properties can be put. Finally sand of comparable quality, with the characteristics suitable for substitution for all of Aggregates' operations and for Aggregates' customers is not available in Saginaw Bay. Nor can substitute deposits be found which are located in areas sufficiently near Bridgman to provide a viable alternative source to support Aggregates' Bridgman operations. These all are matters which have been publicly discussed in the hearings before the Department of Natural Resources. For all of the above reasons it is our opinion that the proposal is improperly misleading and in part false, and therefore can be excluded from the proxy statement by virtue of Rule 14a-8(c)(3) and Rule 14a-9.

Based upon the foregoing analysis, we request that the Commission concur in our conclusion that the Graham shareholder proposal need not be included in the Corporation's proxy statement and form of proxy for the 1981 Annual Meeting. We intend to submit our preliminary proxy material with the Commission 50 days from the date of this letter, and for the reasons set forth in this letter, do not intend to include the shareholder's proposal in that material.

***7** Very truly yours,
James D. Simpson

ENCLOSURE

December 2, 1980

Ms. Mary Jane LaBarge, Secretary
Martin Marietta Corporation
6801 Rockledge Drive
Bethesda, MD 20034

Dear Ms. LaBarge:

Enclosed is a proposal and supporting statement for consideration at the next annual meeting. Your records will show that I am a holder of Martin Marietta Corp. stock and I understand that rules require that I continue to hold shares at the time of the meeting.

My intention is to appear at the meeting to further develop this proposal and to answer questions that may arise.

If there is anything lacking in my proposal or procedure I would like to be advised promptly.

Sincerely,

Erwin D. Graham

ENCLOSURE

SHAREHOLDER PROPOSAL

n martin marietta/ CORP. DUNE MINING

WHEREAS Martin Marietta Corp. owns 254 acres of densely forested tall sand dunes on the east shore of Lake Michigan in Bridgman, Michigan;

WHEREAS Martin Marietta Corp. is seeking from the city of Bridgman and from the state of Michigan mining permits to remove the sand from 144 acres of this dune property;

WHEREAS dune mining as its first step requires the destruction of all trees and other vegetation forming the dense forest cover on the dunes;

WHEREAS eminent botanists Dr. Warren H. Wagner, Professor of Natural Resources at the University of Michigan, and Dr. James Wells of Cranbrook Institute of Science at Bloomfield Hills, Michigan, as a result of independent field surveys of the Martin Marietta Corp. dune forest, have extolled its unique diversity of plant life that includes many rare, threatened and endangered species and have urged the preservation of this dune forest in Bridgman;

WHEREAS natural re-vegetation merely approximating conditions on undisturbed adjoining land is estimated to exceed 1,000 years and natural re-building of the dunes will never occur because a return of the same geologic factors of sand, water and wind can not be expected;

THEREFORE BE IT RESOLVED that the shareholders request the board of directors to preserve in perpetuity this 254 acres of dunes and dune forest for the enjoyment of future generations by:

1. ordering the end of all efforts to obtain mining permits from the city of Bridgman and from the state of Michigan;
2. arranging as soon as possible for donation of the 254 acres of dunes to a national organization such as the Nature Conservancy, Sierra Club or the Audubon Society;
3. expediting efforts by Martin Marietta Corp. to locate and arrange for acquiring mining rights as needed for sand from sources other than the forested dunes.

SUPPORTING STATEMENT

A permit to mine this property has been denied by the Michigan Dept. of Natural Resources for various reasons including plant life found in unique forms and diversity. Only one other site--mined by another company--has been denied a permit. No other sites in Michigan have been recognized as being worthy of protection under Michigan law.

***8** Destroying vegetation and mining the dunes leaves a scar that is ugly graffiti on the landscape visible from considerable distances and easily seen by traffic on Interstate 94 which abuts 2200 feet of the east edge of this property.

Residential development following mining--as suggested by Martin Marietta Corp.--is not a bonafide prospect because mining leaves a low, flat, barren area without redeeming character so it can not compete with undisturbed dunes. Furthermore, residential demand can not be predicted 20 or 25 years into the future when mining is expected to end.

Alternatives to dune destruction are seen in Sargent Sand Company's years of dredging sand from Saginaw Bay and years of mining inland sand deposits in Wexford County, Michigan. Good dand in abundance offshore in Lake Michigan is reported in Michigan's generic environmental impact statement on sandmining.

ENCLOSURE

January 16, 1981

Martin Marietta Corporation
6801 Rockledge Drive
Bethesda, Maryland 20034

Gentlemen:

We understand that Martin Marietta Corporation (the 'Corporation') has received a proposal from a shareholder which it believes does not need to be included in the materials for the 1981 Annual Meeting. In connection with the presentation required in those circumstances under the Securities and Exchange Commission's Rule 14a-8(d), you have asked our opinion whether the matters dealt with in the proposal are proper subjects of shareholder action under the Maryland General Corporation Law, the state corporation law under which the Corporation is organized.

In order to render this opinion we have examined the shareholder proposal in question, which relates to recommendations concerning certain properties owned by the Corporation, and we have reviewed the proposal and the circumstances to which it refers with members of the staff of the Corporation. We have also examined the Maryland law, the Corporation's Charter, and the Corporation's by-laws, all currently in effect. We have also examined certain reported cases and a number of letters written by the staff of the Securities and Exchange Commission over the years in response to submissions made under Rule 14a-8, as well as the terms of the Rule itself.

Section 2-401 of the Maryland Law reads in relevant part as follows:

'(a) Management.--The business and affairs of a corporation shall be managed under the direction of a board of directors.

(b) Power of Board.--All powers of the corporation may be exercised by or under authority of the Board of directors except as conferred on or reserved to the stockholders by law or by the charter or by-laws of the corporation.'

The other provisions of the Maryland Law do not contain any exception to the quoted language which could be construed to create an applicable exception in this situation. Nor does the Corporation's Charter or its by-laws. Indeed, Section 2.01 of the by-laws provides in pertinent part:

***9** 'The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may exercise all the powers of the

Corporation, except such as are by statute or the charter or the by-laws conferred upon or reserved to the stockholders.'

While the Maryland law details a number of matters on which shareholders have a statutorily granted right to vote, neither the Maryland Law nor the Corporation's Charter nor its by-laws contains a provision granting any general right to vote on matters affecting the business or a provision which grants a shareholder of the Corporation the right to have his views concerning any aspect of the management of the Corporation or any of its assets placed before the shareholders for action at an annual or special meeting.

Certain Maryland cases, or cases interpreting the Maryland Law, identify matters which are of proper concern to shareholders of a Maryland corporation even though they are not expressly made so by statute. Warren v. Fitzgerald, 189 Md. 476, 56 A.2d 827 (1948) states the general rule.

'Generally speaking, a corporation's ordinary business powers are vested in its directors; its constituent powers, relating to fundamental changes in its corporate structure, objects or purposes, are reserved to the stockholders, to be exercised (under present Maryland law) on recommendation of the directors. * * * the individual directors . . . hold [their] office charged with the duty to act for the corporation according to their best judgment, and in so doing they cannot be controlled in the reasonable exercise and performance of such duty. As a general rule the stockholders cannot act in relation to the ordinary business of the Corporation, nor can they control the directors in the exercise of the judgment vested in them by virtue of their office. * * * The corporation is the owner of the property, but the directors in the performance of their duties possess it, and act in every way as if they owned it'. (Citing People ex rel. Manice v. Powell, 201 N.Y. 194, 200, 201, 94 N.E. 634, 637.) (Warren v. Fitzgerald, at 832, 833.)'

This case and other Maryland cases endorse the general rules, and do not stand for the proposition that shareholders have a right to have their requests submitted to the shareholders for action if the subject matter of the request is not otherwise proper.

In our opinion the foregoing provisions of the Maryland Law, to which each shareholder submits himself when acquiring shares of the capital stock of the Corporation, clearly allocate to the Board of Directors of the Corporation and not to its shareholders the right to conduct the affairs of the Corporation and the responsibility for such conduct, and clearly grant the shareholders a right to vote only on matters as to which the statute grants them the right, or on matters which the directors choose to submit to them, or on matters where applicable case law has authoritatively established a non-statutory right to vote. It follows from the foregoing that the resolution which purports to direct the Board of Directors to do something related to the management of a specific asset of the Corporation is clearly improper, because it directly invades the power and responsibility for the management of the Corporation assigned to the Board of Directors. We note in this connection that the staff of the Securities and Exchange Commission has on a number of occasions reached the same conclusion with respect to these types of resolutions, and indeed has embodied that position in Rule 14a-8(c)(1).

***10** Because the resolution deals with the conduct of the ordinary business of the Corporation, and because the specific subjects to which they relate and the actions they seek are completely unlike anything which applicable case law has established as a proper matter of shareholder concern, we do not believe the proposal is a proper subject for shareholder action under Maryland law. Nor do we believe that the proposal as drafted, which attempts to adopt the form of a request, would be proper even if phrased correctly in the terms of a request. No provision of Maryland Law or of the Corporation's Charter or by- laws gives shareholders general voting rights with respect to corporate affairs or gives shareholders the right to have requests made by them submitted to the shareholders in matters relating to the management of the Corporation. As such, redrafting the proposal would not cure its basic infirmity because it would still relate to the conduct of the ordinary business of the Corporation, and as such is within what Maryland Law has made the exclusive province of the Board of Directors.

As stated above this opinion is provided to you in connection with your notification to the Securities and Exchange Commission that you believe you properly may omit the proposal discussed above from the proxy statement and proxy form for the Corporation's 1981 Annual Meeting. You may include a copy of this opinion with any materials filed with the Commission with such notification.

Yours truly,
Miles & Stockbridge

SEC LETTER

1934 Act / s 14(a) / Rule 14a-8(c)(7)

February 17, 1981

Publicly Available February 17, 1981

James D. Simpson, Esq.
Vice President and General Counsel
Martin Marietta Corporation
6801 Rockledge Drive
Bethesda, Maryland 20034
Re: Martin Marietta Corporation

Dear Mr. Simpson:

This is in regard to your letter dated January 16, 1981, which was received by the Commission on January 19, 1981, concerning a request made to Martin Marietta Corporation ('Company') by Mr. Erwin Dyer Graham ('Proponent') to include one shareholder proposal in the Company's proxy soliciting material for its 1981 annual meeting of security holders. Pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, your letter indicated the management's intention to exclude this proposal from the Company's proxy material. Your submission included an opinion of counsel on certain legal questions encompassed by the management's position on the proposal. Subsequently, we received a letter dated January 28, 1981 from Mrs. Erwin Dyer Graham, a representative of the Proponent, suggesting that the management's determination to omit the proposal was erroneous.

The proposal, the text of which is set forth on pages one and two of your letter dated January 16, 1981, relates to certain action to be taken by the Board of Directors concerning the use of property held by the Company. In your letter and the attached opinion of counsel the view has been expressed that the proposal is excludable from the Company's proxy material under paragraphs (c)(1), (c)(6), (c)(7) and (c)(3) of Rule 14a-8 and also under Rule 14a- 9, and certain reasons are cited in support of that opinion. The Proponent's representative, however, has indicated that, for the reasons stated in her letter on the matter, the Proponent does not agree with your position.

***11** There appears to be some basis for your opinion and that of your counsel that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(7), since the proposal appears to deal with matters relating to the conduct of the ordinary business operations of the Company (i.e., the specific use of certain property owned by the Company). Under the circumstances, this Division will not recommend any enforcement action to the Commission if the Company omits the subject proposal from its proxy material. In considering our enforcement alternatives, we have not found it necessary to reach the alternative bases for omission upon which you rely.

In connection with the foregoing, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Michael R. Kargula
Attorney Adviser

ENCLOSURE

??

Securities and Exchange Commission
500 N. Capitol St., N.W.
Washington, D.C. 20549

Members of the Commission:

I am a long-term shareholder of Martin Marietta Corp. so I have confidence in the management of the company. However, I recently submitted a resolution and supporting statement concerning the corporation's mining of very special dunes on the east shore of Lake Michigan if mining plans find approval. From the company you have received a Jan. 16 letter announcing the intention to omit my resolution from the proxy statement and it is with reference to that that this letter is sent for your consideration.

Rule 14a-8 seems to have as its purpose to provide for shareholders to submit proposals to management via stockholders' meetings. If that is the purpose Rule 14a-8(c)(7) presumably discourages proposals on items that are everyday, ordinary matters. It wants only extraordinary items considered by the shareholders and I believe that the destruction of the dunes in this situation is an extraordinary item.

The Maryland General Corporation Law may or may not take priority over Rule 14a-8 but, as it is described on p. 6 of Martin Marietta's letter, it merely states the obvious regarding management's authority and function. My proposal doesn't usurp the powers of management and, in fact, even if my proposal were to be submitted to, voted upon and passed by the shareholders that vote would not necessarily be binding on the directors of the company as I understand it. But it is interesting to see on p. 6 in the last sentence of the last complete paragraph that 'powers relating to fundamental changes in corporate . . . objects or purposes are reserved to the stockholders' according to the case cited there. Is my proposal in that category?

***12** I see on p. 7 of the letter that 'in effect a lien exists on the subject property.' The important words there are 'in effect' because they seem to make that sentence the only accurate allegation in the paragraph. The rest tries to make this property appear to be so encumbered that it couldn't possibly be donated without violating all sorts of agreements and other 'liability under law'. If some general corporate indebtedness precludes action of the sort that I propose, it would seen to follow that no corporation could legally make a contribution of any sort--large or small--to any cause whether it be the Red Cross or Harvard University since any contribution reduces a company's assets.

As to the comment on p. 7 regarding -8(c)(3) and -9 I resent the idea that my proposal is false or misleading. I did not use the phrase 'irreparable harm' to the environment. That phrase has been taken by the company for use in its letter from the Michigan Sand June Irotection and Management Act (Public Act 222 of 1976). Moreover, that same phrase is one of the reasons found in the state's denial of a mining permit to mine this property which denial is now under appeal by Martin Marietta to the Michigan Matural Resources Commission with a decision expected in May 1981. It is contrived for Martin Marietta's letter to say that the Michigan Dept. of Natural Resources has never denied a permit. If the Dept. of Natural Resources' Notice dated October 2, 1979 is seen by the corporation as not being a denial it has since become one by the company's schnowledgerent of a need to follow administrative appeal procedure in filing for a contested case hearing before the Natural Resources Commission, the body now dealing with the permit question that will either support or overrule the Dept. of Natural Resources' earlier decision to deny a permit.

I assume that the Securities and Exchange Commission is not intending to decide whether there are suitable alternative sources of industrial sand; my proposal and supporting statement included specific examples of other mining operations and other possible sources to indicate some possibilities.

I must add that I have never filed a proposal or resolution for stockholders' consideration with this or any other corporation so I am not some 'crank' trying to badger the management. I am not alone in expressing concern about Martin Marietta's plan to mine these dunes; citizens groups such as West Michigan Environmental Action Council of Grand Rapids, Mich., Hope for the Dunes of

Bridgman, Mich., The Grand Mere Association of Stevensville, Mich., West Michigan Tourist Association of Grand Rapids, Mich., Friends of the Dunes of stevensville, Mich. and Lake Michigan Federation of Chicago, III. are some of the organizations involved in the issues of dune destruction. I trust that a long letter from me is not necessary to convince you of my genuine interest in a matter that certainly is seen as one of serious concern by some segment of society. Obviously such concerned people at large can not speak to the shareholders of Martin Marietta Corp. but I believe your rules were written for the specific purpose of allowing me as a shareholder to make such proposal as I have. I am sorry to have caused turmoil; I did not foresee such a desperate effort by way of expensive legal opinion and analysis as being needed to counteract my request for consideration. I could not reasonably expect to prevail at a vote of the shareholders in view of the large number of shares that the management will presumably control by proxy.

***13** I'll await your review and decision.

Sincerely,
Erwin D. Graham

Securities and Exchange Commission (S.E.C.)
1981 WL 25512 (S.E.C. No - Action Letter)
END OF DOCUMENT

Release No. 40018, Release No. 34-40018, Release No. IC - 23200,
67 S.E.C. Docket 373
(Cite as: 1998 WL 254809 (S.E.C. Release No.))

Securities and Exchange Commission (S.E.C.)
***1** Securities Exchange Act of 1934
Investment Company Act of 1940
17 CFR Part 240
RIN 3235-AH20

AMENDMENTS TO RULES ON SHAREHOLDER PROPOSALS
File No. S7-25-97
May 21, 1998

AGENCY: Securities and Exchange Commission
ACTION: Final Rule

SUMMARY: The Securities and Exchange Commission ("we" or "Commission") is adopting amendments to its rules on shareholder proposals. The amendments recast rule 14a-8 into a Question & Answer format that both shareholders and companies should find easier to follow, and make other modifications to existing interpretations of the rule. We are also amending rule 14a-4 to provide clearer ground rules for companies' exercise of discretionary voting authority, and making related amendments to rule 14a-5.

EFFECTIVE DATE: The amendments are effective [30 days after publication in the Federal Register].

FOR FURTHER INFORMATION CONTACT: Frank G. Zarb, Jr., or Sanjay M. Shirodkar, Division of Corporation Finance, at (202) 942-2900, or Doretha M. VanSlyke, Division of Investment Management, at (202) 942-0721, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

SUPPLEMENTARY INFORMATION: The Commission is adopting amendments to rules 14a-8 [FN1], 14a-4 [FN2], and 14a-5 [FN3] under the Securities Exchange Act of 1934 (the "Exchange Act"). [FN4]

I. Executive Summary

With modifications, we are adopting some of the amendments to our rules on shareholder proposals that we initially proposed on September 18, 1997. [FN5] As explained more fully in this release, we modified our original proposals based on our consideration of the more than 2,000 comment letters we received from the public. [FN6]

Our proposed changes evoked considerable public controversy, as have our earlier efforts to reform these rules. Some of shareholders and companies expressed overall support for our proposals. [FN7] Certain of our proposals, however, were viewed as especially controversial, and generated strong comments in favor, as well as heavy opposition. [FN8]

The amendments adopted today:

. recast rule 14a-8 into a Question & Answer format that is easier to read;

. reverse the Cracker Barrel no-action letter on employment-related proposals raising social policy issues;

. adopt other less significant amendments to rule 14a-8; and

. amend rule 14a-4 to provide shareholders and companies with clearer guidance on companies' exercise of discretionary voting authority.

These reforms, in our view, will help to improve the operation of the rules governing shareholder proposals and will address some of the concerns raised by shareholders and companies over the last several years on the operation of the proxy process.

We have decided not to adopt other elements of our original proposals, due in part to strong concerns expressed by commenters. We are not adopting our original proposals to increase the percentage of the vote a proposal needs before it can be resubmitted in future years; [FN9] to streamline the exclusion for matters considered irrelevant to corporate business; [FN10] or to modify our administration of the rule that permits companies to exclude proposals that further personal grievances or special interests. [FN11] We are also not adopting the proposed "override" mechanism that would have permitted 3% of the shareownership to override a company's decision to exclude proposals under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [FN12]

***2** Some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials. However, a number of commenters resisted the idea of significantly decreasing the role of the Commission and its staff as informal arbiters through the administration of the no-action letter process. Consistent with these views, commenters were equally unsupportive of fundamental alternatives to the existing rule and process that, in different degrees, would have decreased the Commission's overall participation.

While we have tried to provide the most fair, predictable, and efficient system possible, these rules, even as amended, will continue to require us to make difficult judgments about interpretations of proposals, the motives of those submitting them, and the policies to which they relate. We will continue to explore ways to improve the process as opportunities present themselves.

II. Plain-English Question & Answer Format

We had proposed to recast rule 14a-8 into a more plain-English Question & Answer format. [FN13] We are adopting that proposal, and the amended rule will be the Commission's first in question and answer format. Most commenters who addressed this proposal expressed favorable views, believing that it would make the rule easier for shareholders and companies to understand and follow. [FN14]

In addition to the other amendments described in this release, we have made some minor revisions to the language we had proposed to conform with the new plain English format. For example, on the proposed revisions to paragraph (1) under Question 9, which is former rule 14a-8(c)(1), [FN15] commenters stated, and we agree, that the reference to "the state of the company's incorporation" may appear narrower than the actual scope of the rule because some entities that may be subject to the rule, such as partnerships, are not "incorporated." [FN16] Accordingly, the rule as adopted refers to "the laws of the jurisdiction of the company's organization."

We are adopting minor plain-English revisions to paragraphs (2), (3), and (4) under Question 9, former rules 14a-8(c)(2), [FN17] (c)(3), [FN18] and (c)(4). Because we are not adopting the proposed substantive amendments to paragraph (5), former rule 14a-8(c)(5), we are making only minor, non-substantive modifications to the language of that rule so that it conforms to the new plain-English approach.

We are adopting the revisions to former rule 14a-8(c)(6), [FN19] now paragraph (6) under Question 9, as proposed. [FN20]

While we are making minor conforming changes to the language of paragraph (7) under Question 9, formerly rule 14a-8(c)(7), [FN21] we have decided not to adopt the proposed language changes to this rule, or the list of illustrative examples, other than to replace the reference to "registrant" with "company." [FN22] We had proposed to revise the rule's language because we thought that the legal term-of-art "ordinary business" might be confusing to some shareholders and companies. The term refers to matters that are not necessarily "ordinary" in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations. Several companies and shareholders nonetheless objected to the proposed revisions, particularly the elimination of the "ordinary business" language, on the ground that most participants in the shareholder proposal process are now so familiar with the "ordinary business" language that they might misconstrue the revisions as signaling an interpretive change. [FN23] Indeed, since the meaning of the phrase "ordinary business" has been developed by the courts over the years through costly litigation and essentially has become a term-of-art in the proxy area, we recognize the possibility that the adoption of a new term could inject needless costs and other inefficiencies into the shareholder proposal process.

***3** We are adopting with one modification the proposed language changes to paragraph (8) under Question 9, formerly rule 14a-8(c)(8). [FN24] The rule as proposed would have permitted companies to exclude a proposal that "relates to an election for membership on the company's board of directors." Based on a suggestion from one commenter, in order to account for non-corporate entities with principal governing bodies bearing names other than the "board of directors," the rule as adopted refers explicitly to elections to an "analogous governing body." [FN25]

We are adopting as proposed our revisions to paragraph (9) under Question 9, formerly rule 14a-8(c)(9). [FN26] As amended, the rule permits a company to exclude a proposal that "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." [FN27]

We are adopting as proposed the revisions to paragraphs (10) and (11) under Question 9, formerly rules 14a-8(c)(10) [FN28] and 14a-8(c)(11). [FN29] The revisions to paragraph (10) reflect an interpretation that we adopted in 1983. [FN30]

Although we are not adopting proposed substantive revisions to paragraph (12), formerly rule 14a-8(c)(12) [FN31], we are adopting non-substantive revisions to conform the rule to the new plain-English approach.

The Commission, through the Division of Corporation Finance (the "Division"), anticipates establishing a special electronic mailbox only for rule 14a-8 correspondence through which both shareholders and companies will be permitted to make electronic submissions under this rule, including follow-up correspondence.

III. The Interpretation Of Rule 14a-8(c)(7): The "Ordinary Business" Exclusion

We proposed to reverse the position announced in the 1992 Cracker Barrel no-action letter concerning the Division's approach to employment-related shareholder proposals raising social policy issues. [FN32] In that letter, the Division announced that

the fact that a shareholder proposal concerning a company's employment policies and practices for the general workforce is tied to a social issue will no longer be viewed as removing the proposal from the realm of ordinary business operations of the registrant. Rather, determinations with respect to any such proposals are properly governed by the employment-based nature of the proposal.

We are adopting our proposal to reverse the Cracker Barrel position, which provided that all employment-related shareholder proposals raising social policy issues would be excludable under the "ordinary business" exclusion. [FN33] The Division will return to its case-by-case approach that prevailed prior to the Cracker Barrel no-action letter.

In applying the "ordinary business" exclusion to proposals that raise social policy issues, the Division seeks to use the most well-reasoned and consistent standards possible, given the inherent complexity of the task. From time to time, in light of experience dealing with proposals in specific subject areas, and reflecting changing societal views, the Division adjusts its view with respect to "social policy" proposals involving ordinary business. Over the years, the Division has reversed its position on the excludability of a number of types of proposals, including plant closings, [FN34] the manufacture of tobacco products, [FN35] executive compensation, [FN36] and golden parachutes. [FN37]

***4** We believe that reversal of the Division's Cracker Barrel no-action letter, which the Commission had subsequently affirmed, [FN38] is warranted. Since 1992, the relative importance of certain social issues relating to employment matters has reemerged as a consistent topic of widespread public debate. [FN39] In addition, as a result of the extensive policy discussions that the Cracker Barrel position engendered, and through the rulemaking notice and comment process, we have gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues.

Reversal of the Cracker Barrel no-action position will result in a return to a case-by-case analytical approach. In making distinctions in this area, the Division and the Commission will continue to apply the applicable standard for determining when a proposal relates to "ordinary business." The standard, originally articulated in the Commission's 1976 release, provided an exception for certain proposals that raise significant social policy issues. [FN40]

While we acknowledge that there is no bright-line test to determine when employment-related shareholder proposals raising social issues fall within the scope of the "ordinary business" exclusion, the staff will make reasoned distinctions in deciding whether to furnish "no-action" relief. Although a few of the distinctions made in those cases may be somewhat tenuous, we believe that on the whole the benefit to shareholders and companies in providing guidance and informal resolutions will outweigh the problematic aspects of the few decisions in the middle ground.

Nearly all commenters from the shareholder community who addressed the matter supported the reversal of this position. [FN41] Most commenters from the corporate community did not favor the proposal to reverse Cracker Barrel, though many indicated that the change would be acceptable as part of a broader set of reforms. [FN42]

Going forward, companies and shareholders should bear in mind that the Cracker Barrel position relates only to employment-related proposals raising certain social policy issues. Reversal of the position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations.

Finally, we believe that it would be useful to summarize the principal considerations in the Division's application, under the Commission's oversight, of the "ordinary business" exclusion. The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting.

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. [FN43]

***5** The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. [FN44] This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.

A similar discussion in the Proposing Release of the primary considerations underlying our interpretation of the "ordinary business" exclusion as applied to such proposals raised some questions and concerns among some of the commenters. Because of that concern, we are providing clarification of that position. [FN45] One aspect of that discussion was the basis for some commenters' concern that the reversal of Cracker Barrel might be only a partial one. More specifically, in the Proposing Release we explained that one of the considerations in making the ordinary business determination was the degree to which the proposal seeks to micro-manage the company. We cited examples such as where the proposal seeks intricate detail, or seeks to impose specific time- frames or to impose specific methods for implementing complex policies. Some commenters thought that the examples cited seemed to imply that all proposals seeking detail, or seeking to promote time-frames or methods, necessarily amount to "ordinary business." [FN46] We did not intend such an implication. Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations. [FN47]

Further, in a footnote to the same sentence citing examples of "micro-management," we included a citation to Capital Cities/ABC, Inc., (Apr. 4, 1991) involving a proposal on the company's affirmative action policies and practices. [FN48] Some commenters were concerned that the citation might imply that proposals similar to the Capital Cities proposal today would automatically be excludable under "ordinary business" on grounds that they seek excessive detail. Such a position, in their view, might offset the impact of reversing the Cracker Barrel position. However, we cited Capital Cities/ABC, Inc. only to support the general proposition that some proposals may intrude unduly on a company's "ordinary business" operations by virtue of the level of detail that they seek. We did not intend to imply that the proposal addressed in Capital Cities, or similar proposals, would automatically amount to "ordinary business." Those determinations will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed.

IV. Rule 14a-4: Discretionary Voting Authority

We had proposed amendments to rule 14a-4, and related amendments to rule 14a-5, to provide clearer guidelines for companies' exercise of discretionary voting authority in connection with annual shareholder meetings. [FN49] We are adopting our proposals with some modifications.

***6** As we explained in the Proposing Release, rule 14a-4 did not clearly address the exercise of discretionary voting authority if a shareholder proponent chooses not to use rule 14a-8's procedures for placing his or her proposal in the company's proxy materials. This may occur if the proponent notifies the company in advance of the meeting of his or her intention to present the proposal from the floor of the meeting, and commences his or her own proxy solicitation, without ever invoking rule 14a-8's procedures. Our amendments to rule 14a-4(c)(1), and new paragraphs 14a-4(c)(2) and (c)(3), are designed to provide companies with clearer guidance on the scope of permissible discretionary voting power in the context of a non-14a-8 proposal.

A. Rule 14a-4(c)(1)

We are adopting essentially as proposed new rule 14a-4(c)(1), which replaces a "reasonable time" standard with a clear date after which notice to the company of a possible shareholder proposal would not jeopardize a company's ability to exercise discretionary voting authority on that new matter when and if raised at the annual meeting. Most commenters who addressed this proposal expressed favorable views. [FN50] Amended paragraph 14a-4(c)(1) allows a company voting discretionary authority where the company did not have notice of the matter by a date more than 45 days before the month and day in the current year corresponding to the date on which the company first mailed its proxy materials for the prior year's annual meeting of shareholders, or by a date established by an overriding advance notice provision. [FN51]

As an example, assume a company mailed this year's proxy materials on March 31, 1998 for an annual meeting on May 1, 1998. Next year, the company also schedules an early May annual meeting. The notice date established by new rule 14a-4(c)(1) for non-14a-8 proposals is 45 calendar days before March 31, or February 14. Thus February 14, 1999 would represent the notice date for the purposes of amended rule 14a-4(c)(1) unless a different date is established by an overriding advance notice provision in the company's charter or bylaws. [FN52]

A few commenters thought that advance notice of 45 days might provide an insufficient amount of time for some companies with longer printing and mailing schedules. [FN53] However, we do not believe that it is necessary to extend the 45-day advance notice period, since most companies should have some flexibility under state law to prolong the period through advance notice provisions. We stated in the Proposing Release that we did not intend to interfere with the operation of state law authorized definitions of advance notice set forth in corporate bylaws and/or articles of incorporation, and a number of commenters supported this approach. [FN54] Accordingly, an advance notice provision would override the 45-day period under rule 14a-4, resulting in a shorter [FN55] or longer period. [FN56] The rule continues to require inclusion of a specific statement, in either the proxy statement or proxy card, of an intent to exercise discretionary voting authority in these circumstances.

***7** Paragraph 14a-4(c)(1) as adopted continues to incorporate a "reasonable time" standard if the company did not hold an annual meeting of shareholders during the prior year, or if the date of the annual meeting has changed by more than 30 days from the prior year. While one commenter suggested an alternative mechanism designed to provide a more specific "default" date, we were concerned that such an alternative approach might make the rule unjustifiably complex. [FN57]

B. Rule 14a-4(c)(2)

Proposed new paragraph 14a-4(c)(2) addressed a company's ability to exercise discretionary voting authority for an annual shareholders' meeting notwithstanding its receipt of "timely" advance notice of a non-14a-8 shareholder proposal as defined by paragraph 14a-4(c)(1). [FN58] We are adopting new paragraph (c)(2), but with some modifications of the original proposal.

As originally proposed, paragraph 14a-4(c)(2) would have permitted the exercise of discretionary voting authority by company management if the company's proxy materials were to include: (i) in the proxy statement, a discussion of the nature of the matters as to which adequate advance notice has been received, and how the company intends to exercise its discretion to vote on each such matter should it be presented to shareholders at the meeting, and (ii) on the proxy card, a cross-reference to the discussion in the proxy statement and a box allowing shareholders to withhold discretionary authority from management to vote on the designated matter(s). The pre-conditions to reliance on the rule are discussed below.

1. Proxy Statement Disclosure

On the first pre-condition of the proposed rule, requiring disclosure of the nature of potential non-14a-8 shareholder proposals, a number of commenters objected to our use of the word "discussion." [FN59] In their view, the word "discussion" appears to signal a departure from the Division's current position expressed in its Idaho Power and Borg-Warner no action letter responses. [FN60] Under those no-action responses, companies must only "advise" shareholders of, rather than "discuss," the nature of proposals that may be raised. Because we intended no departure from the disclosure element of the Division's no-action position, paragraph (c)(2) as adopted replaces the word "discussion" with "advice." We remind you that the disclosure prescribed by amended rule 14a-4(c)(2), as with any disclosure item, must take into account the disclosure requirements of the proxy anti-fraud rule. [FN61]

2. No Separate Voting Box

On the second pre-condition of proposed paragraph 14a-4(c)(2), a number of commenters objected to the inclusion of a separate voting "box" permitting shareholders to withhold discretionary authority from management on a non-14a-8 shareholder proposal as to which adequate advance notice had been received in the context of an annual meeting or its equivalent. Some stated that a voting box permitting shareholders to withhold discretionary voting authority in some circumstances may be confusing if shareholders are also independently solicited by the proponent in support of the same proposal. [FN62] We agree that inclusion of the proposed box on companies' proxy cards may be confusing in some circumstances. [FN63]

***8** Other commenters objected to the separate voting box because they believe that the potential availability of the box would in effect create a new system for submitting shareholder proposals without having to comply with the restrictions under rule 14a-8. [FN64] In their view, the prospect of obtaining a voting box with a cross-reference to disclosure of the nature of the potential proposal in the proxy statement would encourage the submission of more shareholder proposals outside rule 14a-8's mechanisms.

Accordingly, we have decided not to include the new voting box as part of new rule 14a-4(c)(2). A shareholder's execution of a proxy card will confer discretionary voting authority if the requirements of the rule are satisfied.

3. Percentage of Shareholders to be Solicited

Several commenters also objected to proposed new paragraph 14a-4(c)(2) on grounds that it would permit a company to exercise discretionary voting authority at an annual shareholders meeting even if the shareholder proponent had independently solicited the percentage of shareholders required to carry the proposal. [FN65] These commenters believe that a company should not be permitted to vote uninstructed proxies if the proponent has put the proposal "in play" by providing a proxy statement and form of proxy to a significant percentage of the company's shareownership. On this point, proposed paragraph 14a-4(c)(2) represented a departure from the "percentage of shares solicited" standard articulated in the Division's Idaho Power and Borg-Warner no-action positions.

In response to these comments, and in light of our decision not to adopt the proposal to require that the Company include an additional box on its proxy cards for withholding discretionary voting authority, we have decided to codify the "percentage of shares solicited" standard of the Division's current no-action positions. The final rule therefore precludes a company from exercising discretionary voting authority on matters as to which it has received adequate advance notice if the proponent provides the company as part of that notice with a statement that it intends to solicit the percentage of shareholder votes required to carry the proposal, followed with specified evidence that the stated percentage had actually been solicited.

As we explained in the Proposing Release, this aspect of the Division's no-action position had been the source of uncertainty for companies. A company may not know whether a shareholder intends to begin to solicit proxies independently, or how many shareholders will be solicited if a solicitation is actually commenced. We understand that in a number of instances companies were forced to guess whether its ability to exercise discretionary authority had been restricted. A number of commenters from both the corporate and shareholder communities suggested that we overcome the potential for uncertainty by requiring proponents to provide advance written notice if they intend to deliver a proxy statement and form of proxy to holders of at least the minimum number of the company's voting shares that is required to carry the proposal, including measures to help ensure that such notice is bona fide. [FN66]

***9** We have revised new paragraph (c)(2) to reflect these comments, and the rule as adopted requires a shareholder proponent to provide the company with written notice within the timeframe established by paragraph 14a-4(c)(1), that is, earlier than 45 days or in compliance with advance notice provisions. In order to help ensure that the notice has been provided in good faith, paragraph 14a-4(c)(2) as adopted also requires the proponent to repeat the statement (that it intends to solicit sufficient proxies to prevail) in its proxy materials to underscore the applicability of rule 14a-9, the anti-fraud rule. To further emphasize this point, and to provide interested parties with the ability to proceed against a proponent that does not fulfill its good faith promise to solicit the required number of shareholders, the rule requires the proponent to provide the company with a statement from the solicitor or other person with knowledge indicating that the proponent has taken the steps necessary to solicit the percentage of the company's shareownership required to approve the proposal. A statement executed by the shareholder insurgent will satisfy this requirement only to the extent that it was actually involved in carrying out the solicitation.

C. Rule 14a-4(c)(3)

We are also adopting a new paragraph 14a-4(c)(3) to further clarify the rule's operation in connection with special shareholders' meetings and other solicitations. Rules 14a-4(c)(1) and 14a-4(c)(2) as proposed to be amended, and as adopted, establish a clearer framework for companies' exercise of discretionary voting authority for annual shareholder meetings or their functional equivalents. We did not intend for that framework to apply to other solicitations, or to solicitations by persons other than management, such as special meetings or consent solicitations unrelated to the election of directors, which would continue to be governed by the "reasonable time" standard that had applied to all solicitations under former rule 14a-4(c)(1). Although there does not appear to have been confusion among commenters on this point, new paragraph (c)(3), and new introductory language to new paragraphs (c)(1) and (c)(2), should help clarify the point.

Tracking much of the language of former paragraph 14a-4(c)(1), new paragraph (c)(3) provides for the exercise of discretionary voting authority "[f]or solicitations other than for annual meetings or for solicitations by persons other than the registrant, [on] matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy." [FN67]

D. Filing in Preliminary Form

Finally, in the Proposing Release, we stated that during the 1996 proxy season the Division permitted several companies to avoid filing proxy materials in preliminary form despite receipt of adequate advance notification of a non-14a-8 shareholder proposal, so long as these companies disclosed in their proxy statements the nature of the proposal and how management intended to exercise discretionary voting authority if the proposal were actually to be presented to a vote at the meeting. We also stated that, in light of the proposed amendments to rule 14a-4, we might reverse that informal position, so that companies receiving notice of a non-14a-8 proposal before the filing of their proxy materials would be required to file their materials in preliminary form to preserve discretionary voting authority under rule 14a-4(c)(2). A number of commenters opposed reversal of the position, stating that in ordinary circumstances little would be gained by staff review of this material, and that potential delays resulting from preliminary filings could unjustifiably interfere with companies' mailing schedules. [FN68] The Division has decided not to reverse its position at this time, but may evaluate the position again in the future after monitoring proxy filings under the amended rules.

V. Other Amendments

***10** We are adopting other modifications to rules 14a-8 and 14a-5.

We are adopting as proposed the answer to Question 1 of the amended rule defining a proposal as a request or requirement that the board of directors take an action. [FN69] One commenter objected to the proposal on grounds that the definition appeared to preclude all shareholder proposals seeking information. [FN70] In formulating the definition, it was not our intention to preclude proposals merely because they seek information, and the fact that a proposal seeks only information will not alone justify exclusion under the definition.

Also as proposed, we are increasing the dollar value of a company's voting shares that a shareholder must own in order to be eligible to submit a shareholder proposal--from $1,000 to $2,000--to adjust for the effects of inflation since the rule was last revised. [FN71] There was little opposition to the proposed increase among commenters, although several do not believe the increase is great enough to be meaningful, especially in light of the overall increase in stock prices over the last few years. [FN72] Nonetheless, we have decided to limit the increase to $2,000 for now, in light of rule 14a-8's goal of providing an avenue of communication for small investors. There was no significant support for any modifications to the rule's other eligibility criteria, such as the one-year continuous ownership requirement.

A number of commenters supported, and few opposed, our proposal to establish a uniform 14-day period in which shareholders would be required to respond to a company's notification that the shareholder has failed to comply with one or more procedures under rule 14a-8, such as the submission deadlines and the rule's for establishing proponent eligibility. [FN73] We are adopting the 14-day period as proposed. In response to one commenter's suggestion, we have added a sentence to the rule clarifying that a company need not provide notice of a deficiency that cannot be remedied. If the company intends to exclude the proposal, it nonetheless would later have to make a submission under rule 14a-8, and provide a copy to the proponent. [FN74]

We are also adopting amendments to rule 14a-5(e), with a few modifications from our proposals. As proposed to be amended, that rule would require companies to disclose the date after which proposals submitted outside the framework of rule 14a-8 are considered untimely for the purposes of amended rule 14a-4(c)(1). [FN75]

Two commenters objected to our proposal to amend rule 14a-5(e) to require disclosure of the date by which shareholders must notify the company of any non-14a-8 proposals under amended rule 14a-4(c)(1). [FN76] They were concerned that disclosure of the date would appear to formalize a new system for submitting shareholder proposals in competition with the mechanisms of rule 14a-8, and would encourage the submission of proposals outside of that process. We do not agree that mere disclosure of the date would likely have that effect, and we believe that disclosure is necessary because shareholders often would not have enough information to deduce the date reliably on their own. We are also adopting the other proposed modifications to rule 14a-5(e) designed to streamline the rule's operation.

***11** One commenter pointed out that it is unclear from the rule as drafted whether the new disclosure in the company's proxy statement should reflect the "default" date under amended rule 14a-4(c)(1), or instead the date established by an overriding advance notice provision, if any. [FN77] We have revised the rule to clarify that companies should disclose the date established by an overriding advance notice provision, and in the absence of such a provision, the "default" date for submitting non-14a-8 proposals, which normally would be 45 days before the date the company mailed its proxy materials for the prior year. Because the rule also requires companies to disclose the deadline for submitting rule 14a-8 proposals, companies' disclosure should clearly distinguish between the two dates.

Finally, in the answer to Question 8 of amended rule 14a-8, we proposed to include an advisory that the proponent or the proponent's representative make sure that he/she follows applicable procedures proper under state law for appearing at the meeting and/or presenting the proposal. Most commenters who addressed the proposal viewed the advisory as a helpful aid. [FN78] We have included the advisory as proposed.

VI. Proposals Not Adopted

We have decided not to adopt some of our original proposals, due in part to concerns expressed by some commenters. These proposals generally received support from some commenters, but equally strong opposition from others.

Personal Grievance Exclusion

Paragraph (4) under Question 9, formerly rule 14a-8(c)(4), permits companies to exclude proposals furthering personal grievances or special interests. We had proposed to modify the way the Division administers the rule so that the staff would concur in the exclusion of a proposal on this ground only if the proposal on its face were to relate to a personal grievance or special interest. In other circumstances, under our proposal, the Division would express "no view" in its no-action response. The proposal reflected our view that the Division's ability to make the necessary factual findings is limited in the context of evaluating an otherwise "facially neutral" proposal, and that companies and shareholders themselves possess much of the factual information relevant to the applicability of the "personal grievance" exclusion.

Shareholders expressed serious concerns about this proposal. [FN79] A number of commenters from the shareholder community were concerned that companies might use the increased flexibility provided by a "no view" no-action response to exclude proposals that do not in actually further personal grievances of special interests. In their view, a shareholder, in these circumstances, might be forced to incur the expense of litigation to prevent exclusion of the proposal. Some shareholders, for instance, were concerned that companies might rely on the rule to exclude proposals focusing on social policy matters. [FN80] We agree that the proposal might increase the likelihood of disputes between shareholders and companies. We have therefore decided not to implement the proposal, and will continue to administer the rule consistently with our current practice of making case-by-case determinations on whether the rule permits exclusion of particular proposals.

Resubmission Thresholds

***12** If a proposal fails to receive a specified level of support, paragraph (12) under Question 9, formerly rule 14a-8(c)(12), permits a company to exclude a proposal focusing on substantially the same subject matter for a three-year period. In order to avoid possible exclusion, a proposal must receive at least 3% of the vote on its first submission, 6% on the second, and 10% on the third. We had proposed to raise the percentage thresholds respectively to 6%, 15%, and 30%.

Many commenters from the shareholder community expressed serious concerns about this proposal. [FN81] We have decided not to adopt the proposal, and to leave the thresholds at their current levels.

Proposed Override Mechanism

We had proposed a new mechanism that would have permitted 3% of a company's shareownership to override the "ordinary business" exclusion and the "relevance" exclusion, paragraphs (7) and (5) under Question 9.

Several commenters opposed the proposal. [FN82] Other commenters supported the override concept as proposed, but expressed concerns about specific aspects, including whether the proposed 3% threshold may be too low and lead to erosion of the "ordinary business" and "relevance" exclusions that would be subject to an override. [FN83] Some shareholders thought the opposite, that 3% support of a company's shareownership would be too difficult for a shareholder proponent to obtain.

We have decided not to adopt the proposed "override" mechanism. Because we are not adopting the "override," we also are not adopting ancillary amendments designed to help implement the mechanism, including the proposed qualified exemption under the proxy rules, the proposed safe harbor from the beneficial ownership reporting requirements under section 13(d) of the Exchange Act, and the proposed shortening of companies' deadlines for making their rule 14a-8 no-action submissions to the Division.

The "Relevance" Exclusion

Paragraph (5) under Question 9 permits companies to exclude proposals relating to operations which account for less than 5 percent of the registrant's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the registrant's business.

We had proposed to revise the rule to apply a purely economic standard. Under the proposal, the exception for proposals that are "otherwise significantly related" would have be deleted. A company would have been permitted to exclude proposals relating to matters involving the purchase or sale of services or products that represent $10 million or less in gross revenue or total costs, whichever is appropriate, for the company's most recently completed fiscal year.

Few commenters indicated strong support for the proposed amendments, and we are not making any substantive changes to the rule. Many commenters within the corporate community agreed in concept with our proposal to base the rule on an objective economic standard, and to eliminate the subjective "not otherwise significantly related" part of the rule. [FN84] But most of those commenters thought that the proposed $10 million threshold was so low that companies would too infrequently be in a position to rely on the exclusion. Comments from the shareholder community were mixed. [FN85] Some shareholders opposed the elimination of the "not otherwise significantly related" part of the rule, while other shareholders expressed varying degrees of support for the approach, with some expressing concern that companies might apply the rule to exclude proposals on subjects that are difficult to quantify, despite the "safeguards" that we included as part of the proposed amendments.

Statements in Opposition: Commission Review

***13** Finally, we had proposed eliminating rule 14a-8(e), which requires a company to provide a proponent with an advance copy of any statement in opposition to the proposal that it intends to include in its proxy materials. This provision also provides a mechanism for shareholders to bring materially false or misleading statements to the Division's attention. A number of commenters from the shareholder community opposed elimination of these procedures because they believed that the potential for proponent objections deters companies from making materially false or misleading statements, and encourages negotiation between the company and proponent. [FN86] We have decided not to adopt that proposal, and are retaining the mechanisms of former rule 14a-8(e) in the context of the answer to Question 13 of amended rule 14a- 8.

VII. Final Regulatory Flexibility Analysis

We have prepared this Final Regulatory Flexibility Analysis under 5 U.S.C. 603 concerning the amendments to rules 14a-8, 14a-4, and 14a-5 as a follow-up to the Initial Regulatory Flexibility Analysis ("IRFA") that we prepared in connection with the Proposing Release. [FN87] We received few comments, and no significant empirical data, in response to the requests for further information included in the IRFA.

The purpose of the amendments is to streamline the operation of the rule, and address concerns raised by both shareholder and corporate participants. We are adopting the amendments pursuant to Sections 14 and 23 of the Exchange Act [FN88] and Section 20(a) of the Investment Company Act of 1940 [FN89] ("Investment Company Act").

Specifically, we are:

. recasting rule 14a-8 into a more plain-English Question & Answer format;

. reversing the Cracker Barrel interpretive position on employment-related proposals raising significant social policy issues; and

. amending rule 14a-4 to provide shareholders and companies with clearer guidance on companies' exercise of discretionary voting authority.

We have decided not to adopt other elements of our original proposals. We are not adopting our original proposals to:

. increase the percentage of the vote a proposal must receive before it can be resubmitted in future years if it is not approved;

. streamline the exclusion for matters considered irrelevant to corporate business; [FN90]

. modify our administration of the rule permitting companies to exclude proposals furthering personal grievances of special interests; or

. implement an "override" mechanism that would have permitted 3% of the share ownership to override a company's decision to exclude a proposal under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [FN91]

The amendments will affect small entities that are required to file proxy materials under the Exchange Act or the Investment Company Act. Exchange Act rule 0-10 defines "small business" as a company whose total assets on the last day of its most recent fiscal year were $5 million or less. [FN92] Investment Company Act rule 0-10 defines "small entity" as an investment company with net assets of $50 million or less as of that date. [FN93] We are currently aware of approximately 1,000 reporting companies that are not investment companies with assets of $5 million or less. There are approximately 800 investment companies that satisfy the "small entity" definition. Only approximately one-third of all investment companies have shareholder meetings and file proxy materials annually. Therefore, we believe approximately 250 small entity investment companies may be affected by the amendments.

Plain-English Question & Answer Format

***14** Our revision of rule 14a-8 to create a more understandable Question & Answer format should help decrease the time and expense incurred by both shareholders and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a shareholder or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

No commenters submitted empirical data demonstrating how much it costs companies to consider and prepare an individual no-action submission under rule 14a-8. Question 13 of a Questionnaire that we made available in February 1997 [FN94] asked respondent companies how much money they spend on average each year determining whether to include or exclude shareholder proposals and following Commission procedures in connection with any proposal that they wish to exclude (including internal costs as well as any outside legal and other fees). While responses may have accounted for consideration of more than one proposal, the costs of making a determination whether to include a proposal reported by 80 companies averaged approximately $37,000. [FN95] We do not believe, however, that the cost is likely to vary depending on the size of the company. That is, the cost to a small entity is likely to be the same as the cost to a larger entity, depending on the number of proposals received and how many the company seeks to exclude under the staff no-action letter process.

Because the rule's added clarity may make it easier for shareholders to understand the procedures for submitting shareholder proposals, the amendments may encourage shareholders to submit more shareholder proposals to companies each year. In turn, companies may be required to make more rule 14a-8 no-action submissions to the Commission.

In the period from September 30, 1996 to September 30, 1997, we received submissions from a total of 245 companies, and only 6 (i.e., 2%) were "small businesses." While we received no empirical data on the number of small businesses that receive shareholder proposals each year, one commenter with substantial experience submitting shareholder proposals to companies reported that small companies seldom receive shareholder proposals. [FN96]

We also received no empirical information in response to our request for data on the marginal cost of including an additional shareholder proposal in companies' proxy materials. However, the Questionnaire asked each company respondent how much money on average it spends in the aggregate on printing costs (plus any directly related costs, such as additional postage and tabulation expenses) to include shareholder proposals in its proxy materials. While individual responses may have accounted for the printing of more than one proposal, the average cost reported by 67 companies was approximately $50,000. [FN97] By contrast, one commenter noted that the cost for companies, excluding the largest corporations, should average about $10,000 per proposal. [FN98] We expect that any additional printing costs are lower for small entities, since small entities typically should have to print fewer copies of their proxy materials because they have fewer shareholders.

***15** A company that receives a proposal has no obligation to make a submission under rule 14a-8 unless it intends to exclude the proposal from its proxy materials. Accordingly, any costs of including an additional proposal should be offset, at least partially, by not having to make a rule 14a-8 submission. No commenters responded to our request for empirical data on the potential cost savings.

Reversal of Cracker Barrel

In the 1992 Cracker Barrel no-action letter, the Division stated that henceforth it would concur in the exclusion of all employment-related shareholder proposals raising social policy issues under rule 14a-8(c)(7), the "ordinary business" exclusion. Before the announcement of the position, the Division analyzed employment related proposals tied to social issues on a case-by-case basis, concurring in the exclusion of some, but not others. Reversal of the position will result in a return to the case-by-case analysis that prevailed before the position was announced.

Our decision to reverse the Cracker Barrel position on employment-related shareholder proposals may therefore result in an increase in the number of employment-related proposals tied to social issues that are submitted to companies each year, and that companies must include in their proxy materials. During the 1997 proxy season, the Division received approximately 30 submissions involving employment-related proposals tied to social issues, none from "small businesses." [FN99]

While it is unclear whether the number of proposals submitted to small businesses and included in their proxy statements will increase as a result of the reversal of Cracker Barrel, we have analyzed under "Plain English Question & Answer Format" above the potential costs to companies of considering and including additional proposals in their proxy materials.

Discretionary Voting Authority

The amendments to rule 14a-4 should favorably affect companies, including "small businesses," because they would provide clearer ground rules as to the ability to exercise discretionary voting power when a shareholder presents a proposal without invoking rule 14a-8. We do not routinely record information on the number of "small businesses" that receive non-rule 14a-8 proposals each year, since non-14a-8 proposals do not necessarily lead to a submission to the Commission. The Investor Responsibility Research Center ("IRRC") has reported to the Commission staff, however, that it is aware of a total of 19 independent proxy solicitations during calendar years 1996 and 1997 in support of non-14a-8 proposals, and none appear to have involved "small businesses." In addition, one commenter indicated that, since 1991, there have been 66 independent shareholder solicitations in support of shareholder resolutions. [FN100] None of the companies subject to the 66 solicitations appear to have been "small businesses."

To the extent that "small businesses" receive such proposals, we believe that the amendments to rule 14a-4 will favorably affect them by reducing uncertainty, and decreasing the likelihood that such companies would have to incur the delay and expense of rescheduling the shareholders meeting, or resoliciting shareholders. Some commenters thought that the proposal to require companies wishing to preserve voting authority to include an extra voting box on their proxy cards might encourage the submission of more non-14a-8 shareholder proposals. We have decided not to adopt that aspect of our original proposal. Some shareholders thought that the amendments as proposed might effectively inhibit independent proxy solicitations because they would have permitted companies to retain voting authority even if the shareholder solicited the percentage of shareownership required to carry the proposal. We also have decided not to adopt that aspect of our original proposal.

***16** Under our amendments to rule 14a-4, a company wishing to preserve discretionary voting authority on certain proposals that might be presented to a vote may be required to advise shareholders of the nature of such proposals. We note, however, that this precondition is consistent with the Division's no-action positions predating the adoption of the amendments. No commenters provided empirical data on incremental costs likely to result from this amendment to rule 14a-4. Daniels Financial Printing informed the staff that in most cases adding up to three-fourths of a page in the proxy statement would not increase the cost to the company, and that adding more than three-fourths of a page could increase costs by about $1,500 for an average sized company.

Under our amendments to rule 14a-4, a shareholder undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's shareownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. These amendments would impose no additional costs on companies receiving such notice, since no action by them is required. The amendments should impose only de minimis additional costs on shareholders who undertake independent proxy solicitations. [FN101]

Our amendment to rule 14a-5 would require companies to disclose an additional date in their proxy statements. Disclosure of the date should require no more than an additional sentence, and therefore should result in no, or negligible, additional printing costs.

We considered significant alternatives to the proposed amendments for small entities with a class of securities registered under the Exchange Act. We considered, for instance, exempting small businesses from any obligation to include shareholder proposals in their proxy materials. Such an exemption, however, would be inconsistent with the current purpose of the proxy rules, which is to provide and regulate a channel of communication among shareholders and public companies. Exempting small entities would deprive their shareholders of this channel of communication.

We also considered other alternatives identified in Section 603 of the Regulatory Flexibility Act to minimize the economic impact of the amendments on small entities. We considered the establishment of different compliance requirements or timetables that take into account the resources available to small entities. Different timetables, however, may make it difficult for the Division to issue responses in a timely manner, and could otherwise impede the efficient operation of the rule.

We also considered the clarification, consolidation, or simplification of the rule's compliance requirements for small entities. As explained more fully in section II of this release, we are recasting and reformatting rule 14a-8 into a more understandable, Question & Answer format. As explained in Section IV above, we are adopting clearer guidelines for companies' exercise of discretionary voting authority under rule 14a-4. These modifications should simplify and facilitate compliance by all companies, including small entities. We do not believe that there is any appropriate way further to facilitate compliance by small entities without compromising the current purposes of the proxy rules.

***17** We also considered the use of performance rather than design standards. The rules that we are amending are not specifically designed to achieve certain levels of performance. Rather, they are designed to serve other policies, such as to ensure adequate disclosure of material information, and to provide a mechanism for shareholders to present important and relevant matters for a vote by fellow shareholders. Performance standards accordingly would not directly serve the policies underlying the rules. We do not believe that any current federal rules duplicate, overlap, or conflict with the rules that we propose to amend.

VIII. Cost-Benefit Analysis

This cost-benefit analysis follows a preliminary analysis request for comments and empirical information included in the Proposing Release. [FN102] We received few comments and no significant empirical data, in response to our requests for further information.

The amendments to the rules on shareholder proposals should improve the efficiency of the process for determining which shareholder proposals must be included in proxy materials distributed by companies. They should help to make the rule understandable to the numerous shareholders and companies that refer to the rule each year, ensure that companies include certain employment-related proposals raising significant social policy issues in their proxy materials, and provide clearer guidelines for a company's exercise of discretionary voting authority when notified that a shareholder intends to present a proposal without invoking rule 14a-8's mechanisms.

Specifically, we are:

. recasting rule 14a-8 into a more plain-English Question & Answer format;

. reversing the Cracker Barrel interpretive position on employment-related proposals raising significant social policy issues; and

. amending rule 14a-4 to provide shareholders and companies with clearer guidance on companies' exercise of discretionary voting authority.

We have decided not to adopt other elements of our original proposals. We are not adopting our original proposals to:

. increase the percentage of the vote a proposal must receive before it can be resubmitted in future years if it is not approved;

. streamline the exclusion for matters considered irrelevant to corporate business; [FN103]

. modify our administration of the rule permitting companies to exclude proposals furthering personal grievances of special interests; or

. implement an "override" mechanism that would have permitted 3% of the share ownership to override a company's decision to exclude a proposal under certain of the bases for exclusion set forth under Question 9 of amended rule 14a-8. [FN104]

We have considered whether the amendments we are adopting would promote efficiency, competition and capital formation. Rule 14a-8 requires companies to include shareholder proposals in their proxy materials, subject to specific bases for excluding them. We believe that the rule enhances investor confidence in the securities markets by providing a means for shareholders to communicate with management and among themselves on significant matters.

Plain-English Question & Answer Format

***18** Our revision of the rule to create a more understandable Question & Answer format should help decrease the time and expense incurred by both shareholders and companies attempting to comply with its provisions. Companies frequently consult with legal counsel in preparing no-action submissions under rule 14a-8. The rule's added clarity may obviate the need for a shareholder or company to consult with counsel, depending on the issues raised by the submission. Under some circumstances, however, companies' submissions must include supporting opinions of counsel.

No commenters submitted empirical data demonstrating how much it costs companies to consider and prepare an individual no-action submission under rule 14a-8. Question 13 of the Questionnaire asked respondent companies how much money they spend on average each year determining whether to include or exclude shareholder proposals and following Commission procedures in connection with any proposal that they wish to exclude (including internal costs as well as any outside legal and other fees). While responses may have accounted for consideration of more than one proposal, the costs reported by 80 companies averaged approximately $37,000. [FN105]

Because the revised rule's added clarity may make it easier for shareholders to understand the procedures for submitting shareholder proposals, the amendments may encourage shareholders to submit more shareholder proposals to companies each year. In turn, companies may be required to make more rule 14a-8 no-action submissions to the Commission. A study conducted by one commenter reports that, each year, shareholder proposals come to a vote at 226 companies from among the 1,500 largest U.S. companies. [FN106]

We also received no information in response to our request for data on the marginal cost of including an additional shareholder proposal in companies' proxy materials. However, the Questionnaire asked each company respondent how much money on average it spends in the aggregate on printing costs (plus any directly related costs, such as additional postage and tabulation expenses) to include shareholder proposals in its proxy materials. While individual responses may have accounted for the printing of more than one proposal, the average cost reported by 67 companies was approximately $50,000. [FN107] By contrast, one commenter thought that this estimate is too high, although large companies in his view would incur relatively higher costs. [FN108]

A company that receives a proposal has no obligation to make a submission under rule 14a-8 unless it intends to exclude the proposal from its proxy materials. [FN109] Accordingly, any costs of including an additional proposal should be offset, at least partially, by not having to make a rule 14a-8 submission. No commenters responded to our request for empirical data on the potential cost savings.

Reversal of Cracker Barrel

In the 1992 Cracker Barrel no-action letter, the Division stated that henceforth it would concur in the exclusion of all employment-related shareholder proposals raising social policy issues under rule 14a-8(c)(7), the "ordinary business" exclusion. Before the announcement of the position, the Division analyzed employment related proposals tied to social issues on a case-by-case basis, concurring in the exclusion of some, but not others Reversal of the position will result in a return to the case-by-case analysis that prevailed before the position was announced.

***19** Our decision to reverse the Cracker Barrel position on employment- related shareholder proposals may therefore result in an increase in the number of employment-related proposals tied to social issues that are submitted to companies each year, and that companies must include in their proxy materials. During the 1997 proxy season, the Division received approximately 30 submissions involving employment-related proposals tied to social issues. [FN110]

We have analyzed under "Plain English Question & Answer Format" above the potential costs to companies of considering and including additional proposals in their proxy materials.

Shareholder proposals could have a positive or negative impact, or no impact, on the price of a company's securities. [FN111] Relatively few shareholder proposals are approved by shareholders each year, and the few that are approved typically focus on corporate governance matters rather than social issues. [FN112] Based on information provided to us by IRRC, we understand that for calendar year 1997, 22 proposals obtained shareholder approval out of a total of 376 proposals submitted to shareholder votes. Ten were proposals to repeal classified boards (i.e., boards with staggered terms). Ten sought redemption of companies' shareholder rights plans. One focused on "golden parachute" payments to executives (i.e., large payments typically contingent upon corporate change of control). One sought to restrict director pension benefits.

Proposals addressing corporate governance matters tend to receive the most substantial shareholder support and may have an identifiable impact on shareholder wealth. Examples are proposals on voting and nomination procedures for board members, and proposals to restrict or eliminate companies' shareholder rights plans (i.e., "poison pills"). The amendments we are adopting do not focus on those types of proposals, and should not affect shareholders' ability to include them in companies' proxy materials. Additionally, shareholder proposals on social issues may improve investor confidence in the securities markets by providing investors with a sense that as shareholders they have a means to express their views to the management of the companies in which they invest.

Discretionary Voting Authority

The amendments to rule 14a-4 should favorably affect companies because they should provide clearer ground rules as to the ability to exercise discretionary voting power when a shareholder presents a proposal without invoking rule 14a-8.

We do not collect information on the number of companies that receive non-rule 14a-8 proposals each year, since such proposals do not necessarily lead to a submission to the Commission. However, IRRC has reported to the Commission staff that, during the 1997 calendar year, it is aware of only two independent solicitations in support of non-14a-8 shareholder resolutions, down from 17 solicitations for calendar year 1996. In addition, one commenter indicated that, since 1991, there have been 66 independent shareholder solicitations in support of shareholder resolutions. [FN113]

***20** To the extent "small businesses" receive such proposals, we believe that the amendments to rule 14a-4 will favorably affect them by reducing uncertainty, and decreasing the likelihood of incurring the delay and expense of rescheduling the shareholders meeting and/or resoliciting shareholders. Reducing the potential for uncertainty should also help to decrease the likelihood of related litigation.

One company estimated the cost of sending supplemental proxy materials to its shareholders at about $170,000. [FN114] Thus, if the amendments permit companies to avoid resolicitations on five occasions, the savings would amount to about $850,000. [FN115] Another commenter submitted information on the legal costs of representing insurgent shareholders in connection with court actions under the proxy rules. [FN116] According to that commenter, attorneys' fees and costs incurred by the insurgent ranged from $17,517 to $75,421. It is not clear whether these actions involved rule 14a-4 or discretionary voting authority, and they do not include the legal costs of other parties or any other associated expenses.

Some commenters thought that the proposal to require companies wishing to preserve voting authority to include an extra voting box on their proxy cards might encourage the submission of more non-14a-8 shareholder proposals, as well as confusion among shareholders. We have decided not to adopt that aspect of our original proposal. Other commenters thought that the proposals might effectively inhibit independent proxy solicitations because they would have provided companies with a means to retain voting authority even if the shareholder solicited the percentage of shareownership required to carry the proposal. We also have decided not to adopt that aspect of our original proposal.

Under our amendments to rule 14a-4, a company, wishing to preserve discretionary voting authority on certain proposals that might be presented to a vote, may be required to advise shareholders of the nature of such proposals. We note, however, that this precondition is consistent with the Division's no-action positions predating the adoption of these amendments. No commenters provided empirical data on incremental costs likely to result from these amendments to rule 14a-4. Daniels Financial Printing informed the staff that in most cases adding up to three-fourths of a page in the proxy statement would not increase the cost to the company, and that adding more than three-fourths of a page could increase costs by about $1,500 for an average sized company.

Under our amendments to rule 14a-4, a shareholder undertaking an independent proxy solicitation would be required to provide a company with advance written notice of its intention to solicit the percentage of the company's shareownership to carry the proposal, followed by other measures to help ensure that the notice has been provided in good faith. These amendments would impose no additional costs on companies receiving such notice, since no action by them is required. The amendments should impose only de minimis additional costs on a shareholder undertaking an independent proxy solicitation. [FN117]

***21** Our amendment to rule 14a-5 would require companies to disclose an additional date in their proxy statements. Disclosure of the date should require no more than an additional sentence, and therefore should result in no, or negligible, additional printing costs.

Section 23(a) of the Exchange Act [FN118] requires the Commission to consider any anti-competitive effects of any rules it adopts thereunder and the reasons for its determination that any burden on competition imposed by such rules is necessary or appropriate to further the purposes of the Exchange Act. The Commission has considered the impact this rulemaking will have on competition and believes that the amendments will not impose a significant burden on competition.

IX. Paperwork Reduction Act

Regulation 14A [FN119] and the Commission's related proxy rules, including rules 14a-8, 14a-4, and 14a-5, were adopted pursuant to Section 14(a) of the Exchange Act. Section 14(a) directs the Commission to adopt rules "as necessary or appropriate in the public interest or for the protection of investors, to solicit or to permit the use of his name to solicit any proxy or consent or authorization in respect of any security (other than an exempted security) registered pursuant to section 12 of this title." Schedule 14A prescribes information that a company must include in its proxy statement to ensure that shareholders are provided material information relating to voting decisions.

The amendments to rules 14a-8, 14a-4(c), and 14a-5 should make it easier for shareholder proponents to include in companies' proxy materials employment-related shareholder proposals raising significant social policy matters, and provide companies subject to the proxy rules with clearer ground rules for the exercise of discretionary voting authority. The amendments should also make rule 14a-8 easier to understand and follow. The amendments focus primarily on rule 14a-8, which requires companies to include shareholder proposals in their proxy materials, subject to certain bases for excluding them. We received no Paperwork Reduction Act comments relating to the amendments.

As set forth in the Proposing Release, [FN120] certain provisions of rules 14a-8, 14a-4, and 14a-5 contain "collection of information" requirements within the meaning of the Paperwork Reduction Act of 1995 (44 U.S.C. §3501 et seq.). The Commission had submitted the amendments to those rules to the Office of Management and Budget ("OMB") for review in accordance with 44 U.S.C. §3507(d) and 5 CFR 1320.11. The title for the collections of information is "Regulation 14A." Except as explained below, the amendments should have no impact on the total estimated burden hours for Regulation 14A. [FN121]

As originally proposed, amended rule 14a-4 would have in some circumstances required companies to include an extra voting box on their proxy cards in order to preserve discretionary voting authority. We are not, however, adopting that requirement, which we believe would have increased the total annual burden by only a negligible amount, or not at all. [FN122] We are adopting a requirement under rule 14a-4 that a shareholder insurgent in some circumstances provide a company with advance written notice of its intention to solicit the percentage of a company's shareownership necessary to approve the proposal, followed by evidence of the solicitation, and by negligible additional disclosures in the insurgent's proxy statement. [FN123] We estimate that these additional requirements, in the context of other amendments adopted today, will increase the annual burden under Regulation 14A for a shareholder insurgent by approximately one hour per shareholder proponent, and that approximately 10 proponents will have to comply each year. Accordingly, we have increased our estimated total annual compliance burden for Regulation 14A by a total of 10 hours, to 810,935 hours.

***22** Providing the information required by Regulation 14A is mandatory under Section 14(a) of the Exchange Act. The information will not be kept confidential. Unless a currently valid OMB control number is displayed on the Schedule 14A, the Commission may not sponsor or conduct or require response to an information collection. The OMB control number is 3235-0059. The collection is in accordance with 44 U.S.C. §3507.

X. Statutory Basis And Text Of Amendments.

We are adopting amendments to Rules 14a-8, 14a-4, and 14a-5 under the authority set forth in Sections 13, 14 and 23 of the Securities Exchange Act of 1934, and Section 20(a) of the Investment Company Act.

List of Subjects in 17 CFR Part 240

Reporting and recordkeeping requirements, Securities.

Text of Amendments

In accordance with the foregoing, Title 17, Chapter II of the Code of Federal Regulations is amended as follows:

PART 240-GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

1. The authority citation for Part 240 continues to read, in part, as follows:

Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78d, 78f, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78o, 78p, 78q, 78s, 78u-5, 78w, 78x, 78ll(d), 78mm, 79q, 79t, 80a-20, 80a-23, 80a-29, 80a-37, 80b- 3, 80b-4 and 80b-11, unless otherwise noted.

* * * * *

2. By amending §240.14a-4 by revising the introductory text of paragraph (c) and paragraph (c)(1), redesignating paragraphs (c)(2) through (c)(5) as paragraphs (c)(4) through (c)(7), and adding new paragraphs (c)(2) and (c)(3), to read as follows:

§240.14a-4 Requirements as to proxy.

* * * * *

(c) A proxy may confer discretionary authority to vote on any of the following matters:

(1) For an annual meeting of shareholders, if the registrant did not have notice of the matter at least 45 days before the date on which the registrant first mailed its proxy materials for the prior year's annual meeting of shareholders (or date specified by an advance notice provision), and a specific statement to that effect is made in the proxy statement or form of proxy. If during the prior year the registrant did not hold an annual meeting, or if the date of the meeting has changed more than 30 days from the prior year, then notice must not have been received a reasonable time before the registrant mails its proxy materials for the current year.

(2) In the case in which the registrant has received timely notice in connection with an annual meeting of shareholders (as determined under paragraph (c)(1) of this section), if the registrant includes, in the proxy statement, advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter. However, even if the registrant includes this information in its proxy statement, it may not exercise discretionary voting authority on a particular proposal if the proponent:

***23** (i) Provides the registrant with a written statement, within the time-frame determined under paragraph (c)(1) of this section, that the proponent intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal;

(ii) Includes the same statement in its proxy materials filed under § 240.14a-6; and

(iii) Immediately after soliciting the percentage of shareholders required to carry the proposal, provides the registrant with a statement from any solicitor or other person with knowledge that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry the proposal.

(3) For solicitations other than for annual meetings or for solicitations by persons other than the registrant, matters which the persons making the solicitation do not know, a reasonable time before the solicitation, are to be presented at the meeting, if a specific statement to that effect is made in the proxy statement or form of proxy.

3. By amending §240.14a-5 by revising paragraph (e), and adding paragraph (f), to read as follows:

§240.14a-5 Presentation of information in proxy statement.

* * * * *

(e) All proxy statements shall disclose, under an appropriate caption, the following dates:

(1) The deadline for submitting shareholder proposals for inclusion in the

registrant's proxy statement and form of proxy for the registrant's next annual meeting, calculated in the manner provided in §240.14a-8(d)(Question 4); and

(2) The date after which notice of a shareholder proposal submitted outside the processes of §240.14a-8 is considered untimely, either calculated in the manner provided by §240.14a-4(c)(1) or as established by the registrant's advance notice provision, if any, authorized by applicable state law.

(f) If the date of the next annual meeting is subsequently advanced or delayed by more than 30 calendar days from the date of the annual meeting to which the proxy statement relates, the registrant shall, in a timely manner, inform shareholders of such change, and the new dates referred to in paragraphs (e)(1) and (e)(2) of this section, by including a notice, under Item 5, in its earliest possible quarterly report on Form 10-Q (§249.308a of this chapter) or Form 10-QSB (§249.308b of this chapter), or, in the case of investment companies, in a shareholder report under §270.30d-1 of this chapter under the Investment Company Act of 1940, or, if impracticable, any means reasonably calculated to inform shareholders.

4. By revising §240.14a-8 to read as follows:

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

***24** (a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the

company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company.

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

***25** (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b. of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronio means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the

previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

***26** (2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

***27** (4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal conflicts in substance with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

***28** (2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the

company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

***29** (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

By the Commission.

Jonathan G. Katz
Secretary

FN1. 17 CFR 240.14a-8.

FN2. 17 CFR 240.14a-4.

FN3. 17 CFR 240.14a-5.

FN4. 15 U.S.C. 78a et seq.

FN5. See our Proposing Release, Exchange Act Release No. 39093 (Sept. 18, 1997) [62 Fed. Reg. 50682].

FN6. The comment letters are available for inspection and copying in the Commission's Public Reference Room in file number S7-25-97. Comments that were submitted electronically are available on the Commission's website (www.sec.gov).

FN7. See, e.g., Comment Letters From Teachers Insurance and Annuity Assoc./ College Retirement Equities Fund, Nov. 19, 1997 ("TIAA-CREF Letter"); California Public Employees' Retirement System, Nov. 10, 1997 ("CALPERS Letter"); American Society of Corporate Secretaries, Dec. 8, 1997 ("ASCS Letter"); The Business Roundtable, Dec. 9, 1997 ("BRT Letter"); Barclays Global Investors, Dec. 4, 1997; Georgeson & Company Inc., Dec. 31, 1997 ("Georgeson Letter").

FN8. See, e.g., New York City Employees Retirement System, Nov. 5, 1997 ("NYCERS Letter"); Interfaith Center on Corporate Responsibility, Dec. 23, 1997 ("ICCR Letter"); American Bar Ass'n, Dec. 23, 1997 ("ABA Letter"); Labor Policy

Ass'n, Nov. 17, 1997 ("LPA Letter").

FN9. See Paragraph (12) under Question 9, formerly rule 14a-8(c)(12) [17 CFR 240.14a-8(c)(12)].

FN10. Paragraph (5) under Question 9, former rule 14a-8(c)(5) [17 CFR 240.14a-8(c)(5)].

FN11. Paragraph (4) under Question 9, former rule 14a-8(c)(4) [17 CFR 240.14a-8(c)(4)].

FN12. The mechanism had been included in Paragraph 10 of rule 14a-8 as proposed to be amended. See Proposing Release.

FN13. Unless specifically indicated otherwise, none of these revisions are intended to signal a change in our current interpretations.

FN14. See, e.g., CALPERS Letter; State Teachers' Retirement Sys. (California), Jan. 12, 1998; Ethics in Investment Committee of the Sisters of Charity of Saint Elizabeth Station, Nov. 19, 1997; Mr. H. Carl McCall, Comptroller of the State of New York, Dec. 24, 1997; American Corporate Counsel Assoc., Dec. 31, 1997 ("ACCA Letter"); ASCS Letter; Eastman Kodak Co., Nov. 25, 1997; Banc One Corp., Dec. 9, 1998. Some commenters, however, did not believe that the new format would significantly improve the rule's operation. See, e.g., ABA Letter; New York State Bar Assoc., Dec. 10, 1997 ("New York State Bar Letter").

FN15. Rule 14a-8(c)(1) [17 CFR 240.14a-8(c)(1)].

FN16. See ABA Letter; ICCR Letter; Investment Company Institute, Dec. 30, 1997 ("ICI Letter").

FN17. Rule 14a-8(c)(2) [17 CFR 240.14a-8(c)(2)].

FN18. Rule 14a-8(c)(3) [17 CFR 240.14a-8(c)(3)].

FN19. Rule 14a-8(c)(6) [17 CFR 240.14a-8(c)(6)].

FN20. One commenter thought the proposed language could be read as precluding companies from excluding proposals that companies lack power to implement. See ABA Letter. To the contrary, the revised rule continues to refer to situations where a company lacks "power" to implement the proposal. Thus, for example, exclusion may be justified where implementing the proposal would require intervening actions by independent third parties. See, e.g., SCEcorp (Dec. 20, 1995) (proposal that unaffiliated fiduciary trustees amend voting agreements). Under current staff interpretations, however, exclusion would not normally be justified if the proposal merely requires the company to ask for cooperation from a third party. See, e.g., Northeast Utilities System (Nov. 7, 1996) (proposal that the company ask a third party to coordinate annual meetings held by public companies).

FN21. Rule 14a-8(c)(7) [17 CFR 240.14a-8(c)(7)].

FN22. Two commenters suggested that we include a non-exclusive list of examples of matters particular to investment companies that would be excludable per se under the ordinary business exception. See ICI Letter; Gordon Altman Butowsky Weitzen Shalov & Wein, Dec. 16, 1997. We have not followed the suggestion. We believe that investment companies are not sufficiently different from other types of issuers to make it appropriate for us to designate a predefined set of topics that would be excepted from the shareholder proposal process established under Rule 14a-8.

FN23. See, e.g., ICCR Letter; Jessie Smith Noyes Foundation, Nov. 14, 1997 ("Jessie Smith Noyes Letter"); LongView Collective Investment Fund, Jan. 5, 1998 ("LongView Letter"); ABA Letter; The Chase Manhattan Corp., Jan. 14, 1998 ("Chase Manhattan Letter").

FN24. Rule 14a-8(c)(8) [17 CFR 240.14a-8(c)(8)].

FN25. See ABA Letter.

FN26. Rule 14a-8(c)(9) [17 CFR 240.14a-8(c)(9)].

FN27. One commenter thought that the word "directly" may appear to signal a narrowing of the exclusion. See ABA Letter. We believe that the revisions accurately convey our current interpretations of the rule; of course, by revising the rule we do not intend to imply that proposals must be identical in scope or focus for the exclusion to be available. See, e.g., SBC Communications (Feb. 2, 1996) (shareholder proposal on calculation of non-cash compensation directly conflicted with company's proposal on a stock and incentive plan).

FN28. Rule 14a-8(c)(10) [17 CFR 240.14a-8(c)(10)].

FN29. Rule 14a-8(c)(11) [17 CFR 240.14a-8(c)(11)].

FN30. In Exchange Act Release No. 20091 (Aug. 16, 1983) [48 FR 38218], we stated that a proposal may be excluded under the rule if it has been "substantially implemented."

FN31. As explained in Section VI below, we have decided not to modify the percentage of the shareholder vote that a proposal must receive in order to be entitled to re-submission in future years.

FN32. See Cracker Barrel Old Country Stores, Inc. (Oct. 13, 1992).

FN33. The reversal is effective as of **May 21, 1998**, and will apply to future Division no-action responses. It will apply to any rule 14a-8 no-action submission that the Division has received before **May 21, 1998** if the Division has not issued a corresponding no-action response by the close of business on May 20, 1998.

FN34. See Pacific Telesis Group (Feb. 2, 1989).

FN35. See Phillip Morris Companies, Inc. (Feb. 13, 1990).

FN36. See Reebok Int'l Ltd. (Mar. 16, 1992).

FN37. See Transamerica Corp. (Jan. 10, 1990).

FN38. See Letter dated January 15, 1993 from Jonathan G. Katz, Secretary to the Commission, to Sue Ellen Dodell, Deputy Counsel, Office of Comptroller, City of New York.

FN39. See, e.g., Investors Focus on Diversity at Texaco Annual Meeting: Company Faces 94 Discrimination Filings, The Washington Post, May 14, 1997; Shareholders Press Shoney's on Bias Issue, The New York Times, Dec. 26, 1996.

FN40. See Exchange Act Release No. 12999 (Nov. 22, 1976) [41 FR 52994].

FN41. See, e.g., Calvert Group, Nov. 26, 1997 ("Calvert Letter"); Center for Responsible Investing, Rec'd Nov. 3, 1997; Captains Endowment Assoc., Rec'd Nov. 6, 1997; Social Investment Forum, Jan. 2, 1998 ("Social Investment Forum Letter").

FN42. See, e.g., ASCS Letter; ACCA Letter; BRT Letter; AlliedSignal Inc., Nov. 24, 1997; Ashland Inc., Nov. 21, 1997; LPA Letter; Sullivan & Cromwell, Dec. 29, 1997 ("Sullivan & Cromwell Letter").

FN43. See, e.g., Reebok Int'l Ltd. (Mar. 16, 1992) (noting that a proposal concerning senior executive compensation could not be excluded pursuant to rule 14a-8(c)(7)).

FN44. Exchange Act Release No. 12999 (Nov. 22, 1976).

FN45. The exclusion has been interpreted previously by the Commission. See, e.g., Exchange Act Release No. 20091 (Aug. 16, 1983) [48 FR 38218]; Exchange Act Release No. 12999 (Nov. 22, 1976) [41 FR 52994]; Exchange Act Release No. 4950 (Oct. 9, 1953) [18 FR 6646]. It has also been interpreted by the courts. See, e.g., Grimes v. Ohio Edison Co., 992 F.2d 455 (2d Cir. 1993); Roosevelt v. E.I. Du Pont De Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992); Medical Committee for Human Rights v. SEC, 432 F.2d 659 (D.C. Cir. 1970); New York City Employees' Retirement Sys. v. SEC, 843 F. Supp. 858, rev'd 45 F.3d 7 (2d Cir. 1995); Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc., 821 F. Supp. 877, 891 (S.D.N.Y. 1993).

FN46. See, e.g., ICCR Letter; LongView Letter; Letter from Professor Harvey J. Goldschmid of Columbia University School of Law, and Ira M. Millstein, Senior Partner, Weil, Gotshal & Manages LLP, Dec. 23, 1997 ("Goldschmid and Millstein Letter"). Compare Chase Manhattan Letter.

FN47. See, e.g., Roosevelt v. E.I. Du Pont De Nemours & Co. 958 F.2d at 424- 427 (one-year difference in timing of CFC production phase-out does not implicate significant policy, but longer period might implicate significant policy). In Amalgamated Clothing and Textile Workers Union, 821 F. Supp. at 891, the court required Wal-Mart to include a proposal in its proxy materials that sought information on the company's affirmative action policies and practices, although it also required the proponents to make certain revisions designed to ensure that the proposal did not seek excessive detail.

FN48. See Proposing Release, Footnote 79.

FN49. Discretionary voting authority is the ability to vote proxies that shareholders have executed and returned to the company, on matters not specifically reflected on the proxy card, and on which shareholders have not had an opportunity to vote by proxy. While not necessarily limited to annual meetings involving the election of directors, this has been the context in which companies have expressed concerns about proponents' attempts to "end run" around the rule 14a-8 process.

FN50. See, e.g., ICCR Letter; TIAA-CREF Letter; Long View Letter; BRT Letter; ACCA Letter; Barclays Global Investors, Dec. 4, 1997; United Brotherhood of Carpenters and Joiners of America ("Carpenters Letter"); International Union of Operating Engineers, Dec. 29, 1997 ("Engineers Letter"); International Brotherhood of Teamsters, Dec. 23, 1997 ("Teamsters Letter"). A few commenters did not favor the proposal. See, e.g., Gannett Corp., Nov. 20, 1997; CALPERS Letter; Union of Needletrades, Industrial and Textile Employees, Jan. 2, 1998 ("UNITE Letter").

FN51. An advance notice provision is a requirement in a company's charter or bylaws that a shareholder proponent notify the company of his/her intention to present a proposal a certain number of days or weeks prior to the shareholders' meeting or the mailing of proxies.

FN52. As amended, rule 14a-5(e) requires companies to disclose this date in each annual meeting proxy statement or its equivalent. See Section V below.

FN53. See, e.g., ACCA Letter; Citicorp, Dec. 23, 1997 ("Citicorp Letter").

FN54. See, e.g., Air Products and Chemicals, Inc., Dec. 22, 1997; NationsBank, Nov. 21, 1997; BRT Letter; Sullivan & Cromwell Letter. Other commenters who generally supported proposed new paragraph 14a-4(c)(1) did not note an objection to this aspect of the rule's operation. See, e.g., Carpenters Letter, Longview Letter; Engineers Letter; ICCR Letter; TIAA-CREF Letter.

FN55. A company that mails its proxy materials before the expiration of the period established by an advance notice bylaw would continue to be subject to the notice even though it has already mailed its proxies.

FN56. One commenter suggested that we move the parenthetical referring to the effect of advance notice provisions from the middle of the first sentence of paragraph 14a-4(c)(1) as proposed to the end of the that sentence in order to clarify that an advance notice provision would override the 45-day period established by the rule whether the provision runs from the meeting date or from the mailing date. See Sullivan & Cromwell Letter. We agree and have made the revision.

FN57. See Sullivan & Cromwell Letter.

FN58. A few commenters also thought that we should further clarify that new paragraph 14a-4(c)(2) comes into play only if the company receives timely notice of a non-14a-8 proposal for the purposes of paragraph (c)(1). We added clarifying language to the end of paragraph (c)(1) and the beginning of paragraph (c)(2) in response to these comments.

FN59. See, e.g., Chevron Corp., Nov. 25, 1997; USX Corp., Dec. 18, 1997.

FN60. Idaho Power Co. (Mar 13, 1996); Borg-Warner Security Corp. (Mar. 14, 1996).

FN61. See rule 14a-9 [17 CFR 240.14a-9].

FN62. See, e.g., Georgeson Letter; ICCR Letter; UNITE Letter; Davis, Cowell & Bowe, LLP, Jan. 2, 1998. One commenter gave the following example. An insurgent sends out a proxy card seeking shareholder votes on its shareholder resolution. A shareholder who receives the insurgent's card votes in favor of the proposal, and executes and returns the insurgent's card. But then the company either solicits, or resolicits, the same shareholder, and includes a "withhold" box on management's proxy card relating to the same non-14a-8 proposal. Since the shareholder does not wish to grant management discretionary voting authority on the proposal, it checks the box. But then, in the commenter's view, it may be unclear whether the shareholder has executed a subsequent proxy that revokes the shareholder's execution of the insurgent's card under applicable state law. See ICCR Letter at 32-33.

FN63. A few commenters from the shareholder community suggested that we overcome possible confusion by requiring companies to permit shareholders to vote "for" or "against" non-14a-8 proposals. Commenters from the corporate community that addressed the matter opposed such an approach, and we believe that the amendments adopted today adequately accomplish our goal of providing clearer guidelines in this area. Contrary to the statements by some commenters, it is not necessarily a precondition for the exercise of discretionary voting authority under the Division's current no-action letters that companies include an extra item on their proxy cards permitting shareholders to vote "for" or "against" non-14a-8 proposals. See Idaho Power and Borg-Warner.

FN64. See, e.g., BRT Letter; ASCS Letter; J.C. Penny Company, Dec. 19, 1997; Champion Int'l Corp., Dec. 18, 1997; International Paper, Nov. 19, 1997.

FN65. See, e.g., Mr. Jack Sheinkman, Vice-Chair Amalgamated Bank of New York, and President Emeritus Amalgamated Clothing & Textile Workers Union AFL-CIO, CLC, Nov. 7, 1997; Service Employees Int'l Union, Dec. 31, 1997; Engineers Letter; Carpenters Letter; National Electrical Benefit Fund, Dec. 22, 1997 ("NEBF Letter").

FN66. See, e.g., NEBF Letter; Carpenters Letter; UNITE Letter; Engineers Letter; LongView Letter; Citicorp Letter; Questar Corp., Dec. 31, 1997; Harrah's Entertainment, Inc., Dec. 31, 1997; see also Goldschmid and Millstein Letter.

FN67. See United Mine Workers v. Pittston Co., [1989-1990 Transfer Binder] Fed. Sec. L.Rep. (CCH) P 94,946 (D.D.C. Nov. 24, 1989); and Larkin v. Baltimore Bancorp, 769 F. Supp. 919 (D. Md. 1991).

FN68. See, e.g., ABA Letter; BRT Letter; ASCS Letter; Goldschmid and Millstein Letter. A few commenters within the shareholder community supported reversal of the position. See, e.g., Engineers Letter; Carpenters Letter.

FN69. For favorable comments, see, e.g., TIAA-CREF Letter; ABA Letter; GE Stockholders' Alliance, Oct. 16, 1997. But see, e.g., ICCR Letter.

FN70. See Calvert Letter.

FN71. See the answer to Question 2.

FN72. See, e.g., ASCS Letter; ABA Letter; BRT Letter; see also ICCR Letter.

FN73. See, e.g., ABA Letter; ASCS Letter; TIAA-CREF Letter; GE Stockholders' Alliance, Oct. 16, 1997. But see ICCR Letter; Carpenters Letter.

FN74. See Rule 14a-8(j)(Question 10).

FN75. See Section IV above. The new information, if applicable, would be disclosed under Item 5 of Form 10-Q or 10-QSB ("Other Information").

FN76. See ABA Letter; New York State Bar Letter.

FN77. See W.R. Grace & Co., Oct. 28, 1997.

FN78. See, e.g., CALPERS Letter; ICCR Letter; ASCS Letter.

FN79. See, e.g., ICCR Letter; Teamsters Letter; Captains Endowment Ass'n, rec'd Nov. 6, 1997; Davis, Cowell & Bowe LLP, Jan. 2, 1998 ("Davis, Cowell & Bowe Letter").

FN80. Social issue proposals are generally not excludable under paragraph (4). In 1983, we amended the rule to clarify that it would not apply, without other factors, to exclude a proposal "relating to an issue in which a proponent was personally committed or intellectually and emotionally interested." Exchange Act

Release No. 20091 (Aug. 16, 1983) [48 FR 38218].

FN81. See, e.g., ICCR Letter; NYCERS Letter; Calvert Letter; Social Investment Forum Letter; the School Sisters of Notre Dame, Oct. 20, 1997; the Conference on Corporate Responsibility of Indiana and Michigan, Oct. 14, 1997; CALPERS Letter (indicating that it might support more modest increases in the thresholds); but see TIAA-CREF Letter (supporting the increases at the levels proposed). These commenters were concerned that the increases would operate to exclude too great a percentage of proposals--particularly those focusing on social policy issues which tend to receive lower percentages of the shareholder vote.

FN82. Former paragraphs (c)(7) and (c)(5) of rule 14a-8. See, e.g., ABA Letter; ACCA Letter; LPA Letter; AT&T, Dec. 24, 1997; Household Int'l, Inc., Jan. 6, 1998; Federal Express Corp., Jan. 2, 1998; ICI Letter (concerned that proposal if adopted might be costly and disruptive for investment companies)

FN83. See, e.g., ASCS Letter; BRT Letter; FMC Corp., Dec. 5, 1997; Ford Motor Company, Dec. 23, 1997; New York State Bar Letter.

FN84. See, e.g., ASCS Letter; BRT Letter; Unocal Corp., Nov. 24, 1997.

FN85. See, e.g., TIAA-CREF Letter; CALPERS Letter; Carpenters Letter, Jessie Smith Noyes Letter; NYCERS Letter; ICCR Letter.

FN86. See, e.g., ICCR Letter; LongView Letter. See also ICI Letter.

FN87. See Proposing Release, Section V.

FN88. 15 U.S.C. 78m, 78n & 78u.

FN89. 15 U.S.C. 80a-1 et seq.

FN90. Paragraph (5) under Question 9, former rule 14a-8(c)(5).

FN91. Because we are not adopting the proposed "override", we also are not adopting certain measures designed to enable shareholders to use it, including the proposed qualified exemption from the proxy rules, and safe harbor from beneficial ownership reporting obligations under Section 13(d) of the Exchange Act.

FN92. 17 CFR 240.0-10.

FN93. 17 CFR 270.0-10.

FN94. See Proposing Release, Footnote 14.

FN95. This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $10 to a high of approximately $1,200,000. The median cost was $10,000.

FN96. ICCR Letter at 9.

FN97. This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $200 to a high of nearly $900,000. The median cost was $10,000.

FN98. See ICCR Letter at 9-10.

FN99. No commenters provided information on the likely impact reversal of the position will have on the number of shareholder proposals submitted to companies each year.

FN100. UNITE Letter.

FN101. In order to comply, an insurgent is required to send to the company advance written notice of its intention to solicit the percentage of a company's shareownership required to carry the proposal, followed by evidence of the solicitation, and to include what should in most cases amount to little more than an additional sentence in the insurgent's proxy statement.

FN102. See Proposing Release, Section VI.

FN103. Paragraph (5) under Question 9, former rule 14a-8(c)(5).

FN104. Because we are not adopting the proposed "override", we also are not adopting certain measures designed to enable shareholders to use it, including the proposed qualified exemption from the proxy rules, and safe harbor from beneficial ownership reporting obligations under Section 13(d) of the Exchange Act.

FN105. This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $10 to a high of approximately $1,200,000. The median cost was $10,000.

FN106. See Shareholder Rights Analysis: The Impact of Proposed SEC Rules on Resubmission of Shareholder Resolutions, Social Investment Forum Foundation, Dec. 10, 1997.

FN107. This average is based on respondents reporting costs greater than zero. Reported costs ranged from a low of $200 to a high of nearly $900,000. The median cost was $10,000.

FN108. See ICCR Letter at 9-10.

FN109. In the period from September 30, 1996 to September 30, 1997, we received approximately 400 submissions under rule 14a-8.

FN110. No commenters provided information on the likely impact reversal of the position will have on the number of shareholder proposals submitted to companies each year.

FN111. See, e.g., Michael P. Smith, Shareholder Activism by Institutional Investors: Evidence from CalPERS, The Journal of Finance, Vol. LI, No. 1, March 1996; Sunil Wahal, Pension Fund Activism and Firm Performance, Journal of Financial and Quantitative Analysis, Vol. 31, No. 1, March 1996.

FN112. Even if a proposal does not obtain shareholder approval, however, it may nonetheless influence management, especially if it receives substantial shareholder support. A proposal may also influence management even if it is not put to a shareholder vote. We understand that in some instances management has made concessions to shareholders in return for the withdrawal of a proposal.

FN113. UNITE Letter.

FN114. See Harrah's Entertainment, Inc., Dec. 31, 1997.

FN115. We have no basis for estimating reliably how many resolicitations, if any, are likely to be avoided in any given year as a result of the amendments.

FN116. Davis, Cowell & Bowe Letter at 4.

FN117. In order to comply, an insurgent is required to send to the company advance written notice of its intention to solicit the percentage of a company's shareownership required to carry the proposal, followed by evidence of the solicitation, and to include what should in most cases amount to little more than an additional sentence in the insurgent's proxy statement.

FN118. 15 U.S.C. 78w(a).

FN119. 17 CFR 240.14a-101.

FN120. See Proposing Release, Section VII.

FN121. 17 CFR 240.14a-101.

FN122. See Section IV above.

FN123. Id.
Release No. 40018, Release No. 34-40018, Release No. IC - 23200, 67 S.E.C. Docket 373, 1998 WL 254809 (S.E.C. Release No.)
END OF DOCUMENT

Release No. 12999, Release No. 19771, Release No. 34-12999, Release No. 35-19771
(Cite as: 1976 WL 160347 (S.E.C. Release No.))
C

Securities and Exchange Commission (S.E.C.)
***1** Securities Exchange Act of 1934
Public Utility Holding Company Act of 1935

Adoption of Amendments Relating to Proposals by Security Holders
November 22, 1976

The Securities and Exchange Commission today announced that it has adopted certain amendments to Rule 14a-8 [17 CFR 240.14a-8] under Section 14(a) of the Securities Exchange Act of 1934 ('Exchange Act') [15 U.S.C. 78a et seq., as amended by Pub. L. No. 94-29 (June 4, 1975)]. Rule 14a-8 is the provision in the Commission's proxy rules which sets forth the requirements applicable to proposals submitted by security holders for inclusion in the proxy soliciting materials of issuers. The proxy rules are promulgated under the Exchange Act but also are applicable to the solicitation of proxies under the Public Utility Holding Company Act of 1934 [15 U.S.C. 79a et seq., as amended by Pub. L. No. 94-29 (June 4, 1975)] and the Investment Company Act of 1940 [15 U.S.C. 80a-1 et seq., as amended by Pub. L. No. 94-29 (June 4, 1975)].

Notice of the proposed amendments to Rule 14a-8 was published on July 7, 1976 in Securities Exchange Act Release No. 34-12598 [41 FR 29982]. [FN1] A number of helpful comments were received from the public and were given careful consideration in connection with the preparation of the final revisions. In addition to the public commentary, the amendments adopted today also reflect the past experience of the Commission and its staff in administering Rule 14a- 8.

The Commission wishes to emphasize that the amendments which it has adopted are not intended as a final resolution of the questions and issues relating to shareholder participation in corporate governance and, more generally, shareholder democracy. The Commission intends to study these issues on a broader basis and the staff is presently formulating proposals for such a study. In the interim the staff will monitor the operation of these shareholder proposal provisions to assess their impact on the proxy soliciting process.

The Commission believes the amendments discussed herein will benefit both issuers and their security holders. Among other things, the amendments clarify the procedural requirements applicable to proponents and managements in connection with stockholder proposals and codify certain prior interpretative positions taken by the Commission's staff. The amendments are discussed below in the order in which they appear in the rule.

Procedural Requirements for Proponents--Rule 14a-8(a) [17 CFR 240.14a-8(a)]

Paragraph (a), as amended, contains four subparagraphs, each dealing with a specific procedural requirement that must be complied with by proponents.

(1) Eligibility. Subparagraph (a)(1) sets forth the requirements that a proponent must satisfy in order to be eligible to submit proposals. The

subparagraph, which is unchanged from the form in which it was proposed for comment, retains the traditional requirement that a proponent must be a security holder entitled to vote at the meeting at which he intends to present his proposal for action. In addition, the provision codifies certain interpretative positions expressed by the Commission's staff in the past with respect to beneficial ownership, voting rights, and continuous ownership of the issuer's securities.

***2** As revised, the subparagraph states that a proposal may be submitted not only by a record owner of a security of the issuer, but also by a beneficial owner as well. However, if a proponent claims to have a beneficial ownership interest, he must be prepared to document that interest within 10 business days after receiving a request for appropriate documentation from the management. The term 'business days,' as used in subparagraph (a)(1) and in other provisions of the revised rule, is intended to mean all calendar days except Saturdays, Sundays and national holidays.

The subparagraph further provides that the security owned by the proponent must be one which would enable him to vote on his proposal at the meeting of security holders. Thus, under this provision a proponent could not submit a proposal that goes beyond the scope of his voting rights. For example, a proponent who owned a security that could be voted on the election of some of the issuer's directors but on no other matters could not submit a proposal relating to the issuer's business activities, since he would not be able to vote on it personally.

Finally, the subparagraph states that the proponent must own a voting security at the time he submits his proposal and he must continue to own that security through the date on which the meeting is held. In this regard, the amended rule provides that in the event the management included a proponent's proposal in its proxy materials for a particular meeting and the proponent failed to comply with the requirement that he continuously own his security through the meeting date, the management could then exclude from its proxy materials for any meeting held in the following two calendar years any proposals submitted by that proponent. The purpose of this latter provision is to assure that the proponent will maintain an investment interest in the issuer through the meeting date.

It also should be noted that several commentators urged the Commission to adopt additional eligibility requirements. Among such recommendations were that the proponent be required to have been a security holder of the issuer for a minimum period of time (e.g., six months or one year) prior to the submission of his proposal, or that the proponent be required to own at the time of submission a minimum investment interest in the issuer, either in terms of a minimum number of shares or a minimum dollar amount according to the market value of the securities. The Commission has carefully considered these comments and determined that there is not sufficient justification for implementing them. In arriving at this position, the Commission has noted, among other things, that the current eligibility requirements have been in operation for many years and generally have not been abused.

(2) Notice. Subparagraph (a)(2) of the amended rule retains the requirement of the former rule that the proponent must provide written notice to the management of his intention to appear personally at the meeting to present his proposal for action. Some commentators criticized the requirement of personal attendance at

the meeting on the ground that, in reality, the proposal is 'presented' to most security holders for their action when it is included in the proxy statement. While the Commission does not disagree with the significance these commentators have assigned to the proxy statement, it nevertheless believes that the notice requirement serves a useful purpose. That is, it provides some degree of assurance that the proposal not only will be presented for action at the meeting (the management has no responsibility to do so), but also that someone will be present to knowledgeably discuss the matter proposed for action and answer any questions which may arise from the shareholders attending the meeting.

***3** The subparagraph also contains a provision which has been adopted in recognition of the fact that many proponents are unaware of the notice requirement at the time they submit their proposals and therefore unintentionally fail to comply with it. Specifically, the subparagraph permits a proponent who is unaware of the notice requirement at the time of submission to furnish the requisite notice within 10 business days after being made aware of the requirement by the management. The specific time deadline of 10 business days was substituted in the subparagraph at the suggestion of several commentators, who expressed the view that the 'reasonable time' deadline proposed in Release No. 34-12598 for the furnishing of the requisite notice was unnecessarily vague.

The Commission also has amended the subparagraph to make it clear that a proponent who furnishes the requisite notice in good faith but subsequently determines that he will be unable to appear at the meeting may arrange to have another security holder of the issuer present his proposal on his behalf at the meeting. The revision is in accord with existing practice and is intended, again, to provide some assurance that a proponent's proposal will indeed be presented for action at the meeting.

Finally, subparagraph (a)(2) contains a sentence at the end thereof which will have essentially the same effect as subparagraph (c)(3) of the former rule. That is, the sentence provides that in the event the proponent or his proxy fails without good cause to present the proponent's proposal at the meeting the management need not include any proposals submitted by the proponent in its proxy materials for any meeting held in the following two calendar years. This provision is in keeping with the overall purpose of the notice requirement, which is to avoid putting the issuer and its security holders to considerable expense for no valid purpose.

(3) Timeliness. Prior to the current amendments, Rule 14a-8 provided that a proposal to be presented at an annual meeting had to be received by the management no later than 70 days in advance of the anniversary of the mailing date for the previous year's proxy materials, except that if the date of the annual meeting were changed as a result of a change in the fiscal year the proposal had to be received by the management a reasonable time before the solicitation was made. Proposals submitted for other meetings were required to be submitted sufficiently far in advance of the meeting to be received by the management a reasonable time before the solicitation was made.

Under the revised rule, the timeliness deadline for annual meetings will be extended from 70 to 90 days. In addition, the provision relating to a change in the annual meeting date due to a change in the fiscal year has been deleted and replaced by a provision that will be applicable to all changes in annual meeting dates of 30 days or more. The timeliness requirement for meetings other than annual meetings, however, has not been changed.

***4** The 20-day advance in the deadline for annual meetings is being adopted by the Commission in conjunction with a similar 20-day advance in the deadline date under paragraph (d) of the rule for the filing by managements of the reasons why they believe specific proposals may properly be excluded from their proxy materials. Formerly, paragraph (d) required that the management file such reasons, as well as any related materials, at least 30 days prior to the filing of its preliminary proxy materials, unless the Commission permitted them to be filed within a shorter period.

The Commission believes that the changes outlined above will benefit both managements and proponents. With respect to managements, the Commission's past experience indicates that advancing the filing requirement under paragraph (d) from 30 to 50 days will eliminate the disruptions in the printing schedules for their proxy materials that occasionally resulted under the 30-day filing requirement. Such disruptions generally occurred when the staff of the Commission was unable, due to its workload, to express within the 30-day period its informal enforcement views on the management's reasons for omitting a proposal. Although there is no requirement that managements adhere to the staff's comments, the Commission is aware that most managements are interested in those comments and will delay their printing schedules, if necessary, in order to consider them. Based on past experience, the Commission believes the 50-day filing requirement will eliminate almost all such delays.

Insofar as proponents are concerned, the Commission is aware that advancing the deadline for submitting proposals from 70 to 90 days may be inconvenient to some. However, on the basis of its past experience and the public comments, it believes that the inconvenience will be minimal and is outweighed by the fact that the new timeliness deadlines will provide an additional 20 days for proponents to explore all possible alternatives in connection with a management's intention to omit their proposals. One of these alternatives is to institute an action in a U.S. District Court to compel the management to include the proposals in the issuer's proxy materials, and the changes in the timeliness deadlines will provide an additional 20 days to prepare for and institute such a suit.

As previously indicated, the Commission has made one further change in the timeliness requirements applicable to proponents. Until now, the rule has provided that the 70-day filing deadline applied to all annual meetings, except those in which the date of the meeting had been changed as a result of a change in the fiscal year. In the latter instance, the proposal was required to be received by the management a 'reasonable time' before the solicitation was made. One of the public commentators pointed out that changes in the meeting date due to a change in the fiscal year are relatively rare but that changes for other reasons, such as unavoidable postponement, are much more frequent. The commentator indicated that some provision for these other situations should perhaps be made in the rule.

***5** The Commission has determined to implement the above suggestion, since it does not seem meaningful, where the current year's meeting date is to be substantially different from the preceding year's date, to measure timeliness from a date connected with the prior year's meeting. Accordingly, the rule has been amended to provide that where there has been a change of more than 30 calendar days from the previous year's annual meeting the proposal must be received by the management a reasonable time in advance of the current year's solicitation. It is important to note that this revision will apply only to those special situations in which the change in the meeting date is substantial and will not affect the vast majority of issuers which hold an annual meeting each year at approximately the same time as the previous year.

In adopting the new timeliness deadlines discussed above, the Commission realizes that many proponents and managements may be adversely affected by them unless there is a reasonably lengthy transition period prior to their effectiveness that will allow all interested persons adequate time to familiarize themselves with the requirements and comply with them. Accordingly, while all of the other amendments to Rule 14a-8 adopted today shall be applicable to proposals submitted to issuers who will be filing their preliminary proxy materials with the Commission on or after February 1, 1977, the effectiveness of the new timeliness deadlines set forth in subparagraph (a)(3) and paragraph (d) of the revised rule shall be deferred an additional three months. Thus, the new timeliness requirements shall apply only to those proposals submitted to issuers who will be filing their preliminary proxy materials with the Commission on or after May 1, 1977.

As a final note to the discussion of the timeliness requirements, the Commission wishes to reiterate a view that its staff has expressed informally on many occasions in the past. That is, changes to a timely submitted proposal or supporting statement may be made by the proponent after the timeliness deadline has passed, provided the changes are minor in nature and do not alter the substance of the proposal. Examples of such changes would be a change in the form of the proposal to bring it into accord with the requirements of the applicable state law, or a change in the proposal or supporting statement to revise or delete misleading statements contained therein.

The above position has been taken by the Commission and its staff in recognition of the fact that most proponents are not sophisticated in matters of securities law such as Rule 14a-8. Because of their lack of sophistication, such persons frequently are apt to submit proposals that generally comply with the substantive requirements of Rule 14a-8 but nevertheless contain some relatively minor defects that are easily correctable. In such circumstances, the Commission believes the concept of corporate democracy underlying Section 14(a) of the Exchange Act is best served by affording such persons the opportunity to correct the defects that have been pointed out to them. Thus, under this view, a proponent may make non-substantive changes to his original submission after the timeliness deadline has passed without being considered to have submitted an entirely new proposal that would be excludable under the timeliness provisions of subparagraph (a)(3).

***6** (4) Number and Length of Proposals. Prior to the current amendments, Rule 14a-8 did not contain any limitation on either the number of proposals which a proponent could submit to an issuer or the length of such proposals. The Commission, however, has noted that in recent years several proponents have exceeded the bounds of reasonableness either by submitting excessive numbers of proposals to issuers or by submitting proposals that are extreme in their length. Such practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents. Accordingly, the Commission has added a new subparagraph (a)(4) to the rule limiting a proponent to a maximum of two proposals of not more than 300 words each to an issuer. These limitations will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants).

In connection with the above, the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names. The Commission wishes to make it clear that such tactics may result in measures such as the granting of requests by the affected managements for a 'no-action' letter, [FN2] concerning the omission from their proxy materials of the proposals at issue.

Subparagraph (a)(4) also provides that in those instances in which a proponent fails to comply with either of the new limitations or with the 200- word limit on statements in support of a proposal the management shall so notify the proponent and provide him with 10 business days within which to reduce the items submitted by him to the limits set forth in the rule. This provision has been inserted in the interest of fairness because the Commission recognizes that many proponents, due to lack of awareness of the limitations, may inadvertently exceed them at the time they submit their proposals.

Supporting Statements for Proposals--Rule 14a-8(b)

Paragraph (b) of the revised rule deals with statements that may be submitted by proponents in support of their proposals. This provision, which differs in only two minor respects from paragraph (b) of the former rule, has been adopted in the same form in which it was proposed for comment.

The first change made by the Commission in the former paragraph is the deletion of the following sentence therefrom:

Any statements in the text of a proposal, such as a preamble or 'whereas' clauses, which are in effect arguments in support of the proposal, shall be deemed part of the supporting statement and subject to the 200-word limitation thereon.

The above sentence was intended to curtail the tendency of proponents to evade the 200-word limitation on supporting statements by submitting lengthy proposals which contained supporting argumentation within the text of the proposals themselves. However, since the Commission has now placed a limit on the length of proposals that would encompass any introductory preambles or 'whereas' clauses, it does not believe a need exists to police the length of supporting statements in the manner envisioned by the above sentence.

***7** The second change relates to the last two sentences of the former paragraph. Those sentences, which provided, respectively, that the proponent shall furnish his supporting statement to the management at the time the proposal is furnished, and that neither the management nor the issuer shall be responsible for such statement, often have been overlooked by the proponents. Accordingly, in order to highlight them, they have been combined into a single sentence and repositioned in the paragraph.

Substantive Bases for Omission of Proposals--Rule 14a-8(c)

Paragraph (c) of the revised rule sets forth various substantive grounds for excluding a proposal from an issuer's proxy materials. As amended, paragraph (c) contains 13 separate grounds for omitting a proposal. Each of these grounds is discussed below in the order in which it appears in the revised paragraph.

(1) State Law. Subparagraph (c)(1) of the former rule allowed the management to omit a proposal 'If the proposal as submitted is, under the laws of the issuer's domicile, not a proper subject for action by security holders.' This provision has been based on the theory that no purpose is served by including in an issuer's proxy materials proposals which the issuer's security holders cannot properly act upon. With one exception, the provision has been carried forward intact in the amended rule.

The one exception is that the words 'as submitted' have been omitted from the revised subparagraph. The deletion of these two words is intended to make clear the Commission's belief, previously alluded to in the discussion concerning subparagraph (a)(3), that a proponent is not always bound by the original text of his proposal under this provision but may revise the proposal in those instances in which a non-substantive change (such as a change in form) will bring it into compliance with the applicable state law.

The Commission also has added a Note to subparagraph (c)(1) of the rule alerting proponents to the fact that the propriety of their proposals under the applicable state law may depend upon the form in which the proposal appears. Thus, the Note states that 'A proposal that may be improper under the applicable state law when framed as a mandate or directive may be proper when framed as a recommendation or request.'

The text of the above Note is in accord with the longstanding interpretative view of the Commission and its staff under subparagraph (c)(1). In this regard, it is the Commission's understanding that the laws of most states do not, for the most part, explicitly indicate those matters which are proper for security holders to act upon but instead provide only that 'the business and affairs of every corporation organized under this law shall be managed by its board of directors,' or words to that effect. Under such a statute, the board may be considered to have exclusive discretion in corporate matters, absent a specific provision to the contrary in the statute itself, or the corporation's charter or by-laws. Accordingly, proposals by security holders that mandate or direct the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders. The Note will serve the purpose of alerting proponents to these distinctions and to the importance of framing their proposals in a form that is acceptable under the applicable state law.

***8** (2) Other Applicable Federal and State Laws. As originally proposed in Release No. 34-12598, subparagraph (c)(2) would have provided that a proposal could be omitted by the management 'if the proposal is contrary to a federal law of the United States.' In this connection, it was stated in the textual portion of the release that the proposed subparagraph was intended to formalize a view that the Commission's staff had expressed on numerous occasions. That is, a proposal by a security holder that would, if implemented, be violative of a federal law of the United States may properly be excluded from an issuer's proxy materials.

Several comments were received indicating that the language contained in the text of the release provided more clarity than the proposed subparagraph itself, and that the provision should be revised to make clear that it deals with the implementation of the proposal. The commentators further suggested that the Commission expand the subparagraph to allow the omission of any proposal whose implementation would violate not only federal law, but also any other applicable law (including foreign law) or governmental regulation to which the issuer is subject.

The Commission believes that the above comments have merit, since it does not appear appropriate to allow the inclusion in proxy materials of any proposal which, if implemented, would violate an applicable law. Accordingly, subparagraph (c)(2), as adopted, will allow an issuer to omit any proposal which 'would, if implemented, require the issuer to violate any state law or federal law of the United States, or any law of any foreign jurisdiction, to which the issuer is subject.'

The subparagraph was further amended to include a proviso to make it clear that, while this exclusion will apply to both foreign and domestic law, state law or the federal law of the United States will supersede the law of foreign jurisdictions. Accordingly, where a proposal would call for an action by the issuer to bring it into compliance with state or federal law, the fact that such action might be violative of a particular foreign law to which the issuer is also subject would not cause the proposal to be excluded under subparagraph (c)(2).

It should be noted that under this provision, or any other provision of Rule 14a-8 for that matter, the management has the burden of demonstrating the validity of its view that a proposal may properly be omitted in reliance upon it. Further, issuers should be aware that paragraph (d) of Rule 14a-8 requires that they furnish an opinion of counsel both to the proponent and to the Commission whenever they assert that a proposal can be omitted for reasons based on matters of law. Thus, should a management take the position that this subparagraph is applicable to a particular proposal, it would be incumbent upon it to furnish an opinion of counsel on the legal aspects of its view.

(3) Proxy, Rules and Regulations. The Commission is aware that on many occasions in the past proponents have submitted proposals and or supporting statements that contravene one or more of its proxy rules and regulations. Most often, this situation has occurred when proponents have submitted items that contain false or misleading statements. Statements of that nature are prohibited from inclusion in proxy soliciting materials by Rule 14a-9 of the proxy rules.

***9** In light of the foregoing, the Commission has adopted a new subparagraph (c)(3) to Rule 14a-8 expressly providing that a proposal or supporting statement may not be contrary to any of the Commission's proxy rules and regulations, including rule 14a-9. This provision simply formalizes a ground for omission that the Commission believes has been inherent in the proxy rules.

(4) Personal Claim or Grievance. Subparagraph (c)(4) of the amended rule permits a proposal to be excluded from an issuers proxy materials if it "relates to the enforcement of a personal claim or the redress of a personal grievance against the issuer, its management, or any other person." This provision is identical to subparagraph (c)(2)(i) of the former rule and has been carried forward intact because the Commission does not believe an issuers proxy materials are a proper forum for airing personal claims or grievances.

(5) Insignificant Matters. Subparagraph (c)(2)(ii) of the former rule allowed an issuer to omit a proposal if it consisted of a recommendaion, request or mandate that action be taken with respect to any matter including a general economic, political, racial, religious, social or similar cause, that is not significantly related to the business of the issuer... The Commission has retained the substance of this provision in subparagraph (c)(5) of the revised rule. However, the reference in the former rule to the form in which proposals appear and the illustrative reference to various general causes have been deleted on the ground they are superfluous and unnecessary. These deletions, however, should not be constured as an implication that a different standard from that set forth in the former subparagraph (c)(2)(ii) will be utilized under subparagraph (c)(5) of the amended rule.

A number of commentators expressed the view that the Commission should revise the subparagraph to allow the omission of a proposal whenever the matter involved therein does not bear a significant economic relation to the issuer's business in this regard, the Commission does not believe that subparagraph (c)(5) should be hinged solely on the economic relativity of a proposal, since there are many instances in which the matter involved in a proposal is significant to an issuer's business even though such significance is not apparent from an economic viewpoint. For example, proposals dealing with cumulative voting rights or the ratification of auditors in a sense may not be economically significant to an issuer's business but they nevertheless have a significance to security holders that would preclude their being omitted under this provision. An proposals relating to ethical issues such as political contributions also may be significant to the issuer's business, when viewed from a standpoint other than a purely economic one.

Notwithstanding the foregoing, the Commission recognizes that there are circumstances in which economic data may indicate a valid basis for omitting a proposal under this provision. The Commission wishes to emphasize, however, that the significance of a particular matter to an issuer's present or prospective business depends upon that issuer's individual circumstances, and that there is no specific quantitative standard that is applicable in all instances. Moreover, as previously indicated, the burden is on the issuer to demonstrate that this or any other provision of Rule 14a-8 may properly be relied upon to omit a proposal.

***10** Finally, it should be noted that none of the public comentators recommended the replacement of this subparagraph by the proposed alternative provision described in Release No. 34-12598. That provision would have allowed the omission of any proposals dealing with matters that the governing body of the issuer was not required to act upon pursuant to either the applicable state law or the governing instruments of the issuer. The alternative provision is more fully discussed in the section of this release immediately following the discussion of subparagraph (c)(7) of the amended rule.

(6) Matters Beyond Issuer's Power. Subparagraph (c)(6) of the amended rule provides that a proposal may be omitted from an issuer's proxy materials if it deals with a matter that is "beyond the issuer's power to effectuate." This provision is derived from that part of subparagraph (c)(2)(ii) of the current rule and the Note thereto that allow a proposal to be omitted if it deals with a matter that is not within the control of the issuer. In terms of scope and effect, the provision is unchanged from the former rule and Note. However, since the Note did nothing more than define the term used in the subparagraph, it has been incorporated into the subparagraph itself.

(7) Routine Matters. Subparagraph (c)(5) of the former rule permitted an issuer to omit a proposal from it proxy materials if the proposal consisted of a "recommendation or request that the management take action with respect to a matter relating to the conduct of the ordinary business operations of the issuer". The commission proposed in Release No. 34-12598 to replace this provision with one that would have allowed the omission of a proposal if it dealt with a "routine, day-to-day matter relating to the conduct of the ordinary business operations of the issuer." The proposed new provision, which would have been more restrictive than the former one, was considered at the time to be appropriate for possible adoption because the former provision occasionally had been relied upon to exclude proposals of considerable importance to the issuer and its security holders. The Commission hoped that the new provision would produce results that were more in accord with the concept of shareholder democracy underlying Section 14(a) of the Exchange Act.

A large majority of the commentators who addressed themselves to the proposed new standard objected to it on the ground that it would produce many undesirable results. Among other things, they pointed out that many of the shareholder proposals under the new provision would necessarily deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. In view of these commentators, it would not be practicable in most instances for stockholders to decide management problems at corporate meetings. Further, they stated that the proposed new provision would be difficult to administer because of the subjective judgments that necessarily would be required in interpreting it.

***11** After consideration of the above comments, the Commission has determined not to adopt proposed subparagraph (c)(7) in the form in which it was proposed for comment. The Commission is taking this course of action for two reasons: (1) it believes the difficulties that are likely to arise from the proposed standard would exceed any benefits to security holders that might accrue from its adoption; and (2) the former standard appears to be a workable one if it is interpreted in a somewhat more flexible manner than in the past.

The Commission's determination not to adopt proposed subparagraph (c)(7) is based to a large extent on the fact that there does not appear to be any reasonable means for distinguishing between routine and important business matters. The Commission suggested in Release No. 34-12598 that a possible standard for making such distinctions was whether it would be necessary for the board of directors to act on the matter involved in the proposal. If no action were necessary, the matter would be considered routine. The commentators pointed out, however, that board practices relating to the delegation of authority to management personnel vary greatly, and there would, therefore, be no consistency in applying such a standard. The potential lack of consistency of the proposed standard is a fatal drawback, in the Commission's view. And, since no other reasonable standard for making the requisite distinctions is readily apparaent, the Commission believes that the provision would be difficult, if not impossible, to administer on a satisfactory basis.

In lieu of the subparagraph proposed in Release No. 34-12598, the Commission has decided to adopt a provision that essentially is the same as subparagraph (c)(5) of the former rule. That is, a proposal will be excludable if it "deals with a matter relating to the conduct of the ordinary business operations of the issuer." The Commission recognizes that this standard for omission has created some difficulties in the past, and that, on occasion, it has been relied upon to omit proposals of considerable importance to security holders. Nevertheless, the Commission believes that the provision is a workable one, as evidenced by the fact that it has been in operation for over 22 years and has not, until the past year or so, generated a significant amount of controversy.

The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5). In retrospect, however, it seems apparent that the economic and safety considerations attendant to nulcear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

***12** Although subparagraph (c)(7) will be subject to a more restrictive interpretation in the future than its predecessor, former subparagraph (c)(5), this should not be construed to mean that the provision will not be available for the omission of proposals that deal with truly "ordinary" business matters. Thus, where proposals involve business matters that are mundane in nature and do not involve any substantial policy or other considerations, the subparagraph may be relied upon to omit them.

Proposed Alternate to Subparagraphs (c)(5) and (c)(7)

At the time subparagraphs (c)(5) and (c)(7) were proposed for comment, the Commission also asked for the public's views on the following questions:

(1) whether it would be more beneficial to issuers and their security holders not to adopt either or both of those subparagraphs, or

(2) whether it would be more beneficial to replace or supplement them with a provision which would allow the omission of a proposal if it

deals with a matter that the governing body of the issuer (such as the Board of Directors) is not required to act upon pursuant to the applicable State law or the issuer's governing instruments (such as the Charter or By- Laws).
The prevailing view of those commentators who responded to the above questions was that both subparagraphs (c)(5) and (c)(7) should be retained but that the alternative provision quoted above should be discarded. With respect to the retention of subparagraphs (c)(5) and (c)(7), it was noted that both provisions contain separate and justifiable grounds for the omission of a proposal and that there often are instances in which one is applicable to a proposal while the other is not. The Commission concurs in this view and therefore has determined to retain both of them in the form already discussed herein.

In regard to the alternative provision, it was pointed out by the commentators that most state statutes and corporate governing instruments specify relatively few instances where director action is required but simply mandate that the business and affairs of the corporation be managed by or under the direction of the board of directors. Consequently, the application of the proposed "board-action" standard would turn upon the issues of delegation of authority and proper board practices. Since the resolution of these issues would involve complex and often conflicting matters of law and interpretation, the Commission does not believe that the standard would provide a useful or workable ground for omission under the rule. Therefore, it has notbeen adopted.

(8) Elections to Office. The last sentence of paragraph (a) of the former rule stated that Rule 14a-8 does not apply to elections to office or to counter proposals to matters to be submitted by the management. The two grounds for omission mentioned in that sentence have been restated in subparagraphs (c)(8) and (c)(9) of the amended rule.

In its adopted form, subparagraph (c)(8) states simply that a proposal can be omitted if it 'relates to an election to office.' As originally proposed in Release No. 34-12598, the subparagraph would have allowed the omission of any proposal which related to a 'corporate, political or other election to office.' However, the Commission has deleted the words 'corporate, political or other' from the adopted provision, since it is apparent that the inclusion of those words in the proposed version led many commentators to the erroneous belief that the Commission intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer. To dispel this misunderstanding, the Commission has revised the language of the adopted provision to read substantially as its predecessor under the former rule.

***13** (9) Under Proposals. As noted above, subparagraph (c)(9) of the revised rule merely restates a ground for omission already set forth in the existing rule. That is, a proposal that is counter to a proposal to be presented by the management may be omitted from an issuer's proxy materials.

(10) Moot Proposals. The Commission has set forth in subparagraph (c)(10) of the amended rule a ground for omission that has not been formally stated in Rule 14a-8 in the past but which has informally been deemed to exist. The new subparagraph provides that a proposal which has been rendered moot may be omitted from the issuer's proxy materials.

As originally proposed by the Commission, this subparagraph would have allowed the omission of only those proposals rendered moot 'by the actions of management.' However, it was brought to the attention of the Commission by several commentators that mootness can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events. Therefore, since the Commission believes that a proposal which has been rendered moot for whatever reason should properly be excludable from an issuer's proxy materials. It has deleted the qualifying phrase 'by the actions of the management' from the adopted form of the subparagraph.

(11) Similar Proposals in Current Year. As with subparagraph (c)(10) above, subparagraph (c)(11) formalizes a ground for omission that has existed solely on an informal basis in the past. Specifically, the new subparagraph provides that the management may omit a proposal that is substantially duplicative of a proposal submitted by another proponent which the management intends to include in its proxy materials. The purpose of the provision is to eliminate the possibly of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other.

(12) Similar Proposals in Prior Years. In Release No. 34-12598, the Commission proposed to broaden the provision in the former rule (viz., subparagraph (c)(4)) which allowed the omission of any proposal that was 'substantially the same' as a prior proposal that failed to receive the percentage of votes on its latest submission specified in the rule. This would have been accomplished by revising the provision to state that it would apply to any proposal that dealt with 'substantially the same subject matter' as a prior proposal that had failed to attract the requisite number of votes.

Several commentators urged the Commission not to make the proposed change. These persons pointed out: (1) that abuses of the existing provision have been rare and do not justify the type of radical revision proposed; (2) that the new standard would be almost impossible to administer because of the subjective determinations that would be required under it; and (3) that it would unduly constrain shareholder suffrage because of its possible 'umbrella' effect (i.e., it could be used to omit proposals that had only a vague relation to the subject matter of a prior proposal that received little shareholder support).

***14** After consideration of the above comments, the Commission has determined not to make the changes in the subparagraph previously proposed by it. This action is being taken because the potential drawbacks of the new provision appear to outweigh the prospective benefits. As a result the Commission has adopted subparagraph (c)(12) in a form that is identical to that of former subparagraph (c)(4).

Notwithstanding the above action, the Commission is concerned about potential abuses of this provision. It therefore has instructed the staff to monitor closely the operation of subparagraph (c)(12) and to take appropriate action, such as issuing a no-action letter to an affected management, where it is apparent that an effort is being made to present essentially the same proposal to an issuer's security holders year-after-year, even though the proposal has not attracted the support required by the rule. In connection with the foregoing, it should be noted that this provision will be considered to be available in the future for the omission of a proposal which, although not substantially the same as any one proposal submitted in a prior year, is composed essentially of the elements of two or more proposals that were submitted for a vote in prior years and failed to receive the percentage of the total vote specified in the rule.

(13) Specific Dividend Amounts. The Commission proposed in Release No. 34-12598 to adopt a new subparagraph (c)(13) which would permit issuers to omit from their proxy materials any proposals relating to 'specific amounts of cash or stock dividends.' The purpose of the provision was to prevent security holders from being burdened with a multitude of conflicting proposals on such matters. Specifically, the Commission was concerned over the possibility that several proponents might independently submit to an issuer proposals asking that differing amounts of dividends be paid.

In the past it has been the position of the Commission and its staff that dividend matters were within the realm of an issuer's ordinary business operations and precatory proposals dealing with such matters were therefore excludable under the provision of Rule 14a-8 dealing with such operations (viz., former subparagraph (c)(5)). Although the Commission has carried forward into the revised rule an exclusion for matters relating to an issuer's ordinary business operations (see the discussion of subparagraph (c)(7)), it is now of the view that because dividend matters are extremely important to most security holders, and because they involve significant economic and policy considerations, they are not 'ordinary' business matters in the strictest sense. Therefore, proposals relating to dividend matters will not be excludable under subparagraph (c)(7), with the result that the reasons for which subparagraph (c)(13) was proposed are still valid. Accordingly, the Commission has adopted the subparagraph in the form in which it was proposed for comment.

***15** In connection with the foregoing, the Commission has noted the view of some commentators that dividend matters are not appropriate for discussion by security holders. These persons have indicated that decisions on dividends traditionally have been within the exclusive province of the board of directors under most state laws and that it would not be proper for shareholders to submit proposals on such matters. The Commission, however, is not persuaded that these reasons provide a valid basis for excluding all dividend proposals. In this regard, it is noted that mandatory dividend proposals would continue to be excludable under subparagraph (c)(1) of the revised rule, to the extent that they would intrude on the board's exclusive discretionary authority under the applicable state law to make decisions on dividends. But to the extent that such proposals are advisory in nature, and therefore non-binding on the board even if adopted, the Commission is unable to agree that proponents should be denied the opportunity to present them, within the limits of this provision, to their fellow security holders for consideration.

Procedural Requirements for Managements--Rule 14a-8(d)

Paragraph (d) of the revised rule discusses the procedural requirements applicable to managements who intend to omit stockholder proposals from their proxy materials. The paragraph has been adopted by the Commission in precisely the same form in which it was proposed for comment.

As revised, the paragraph provides that the management must file five copies of the following documents with the Commission whenever it asserts, for any reason, that a proposal and any statement in support thereof can properly be omitted from its proxy materials: (1) the proposal; (2) the supporting statement, if any; (3) a statement of its reasons for omission; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. A copy of the statement of reasons and the opinion of counsel, if any, must also be furnished to the proponent at the same time they are filed with the Commission.

The principal change in paragraph (d) from the former rule is the requirement that the management file the documents specified above with the Commission at least 50 days prior to the date on which it files its preliminary proxy materials.

Formerly, such documents were required to be filed 30 days in advance of the date the preliminary proxy materials were filed. As previously noted in the discussion of subparagraph (a)(3) relating to the timeliness requirements for proponents, this change is being made in conjunction with a corresponding 20-day advance in the deadline date for the submission of proposals by proponents.

Other changes in the paragraph include the requirement that five copies of all materials required under the paragraph be filed with the Commission (rather than one, as required under the former rule) and the addition of certain words to clarify: (1) that either the Commission or its staff may waive part or all of the 50-day filing requirement (the former rule mentioned only the Commission), and (2) that the filing requirements of the paragraph must be complied with in all instances in which the management asserts that a proposal can properly be omitted (some managements have erroneously believed that they need not comply with those requirements when a proposal is clearly excludable for a procedural reason, such as timeliness).

Cost Data

***16** In Release No. 34-12598 the Commission expressed an interest in obtaining information about the costs to issuers of including stockholder proposals in their proxy soliciting materials. The Commission continues to be interested in obtaining such information with respect to proposals that are included in proxy materials through June 30, 1977. Any issuers willing to furnish such information to the Commission are requested to indicate not only the total cost of including each proposal in their proxy materials but also the amount of each component part of the overall cost (such as printing, postage and legal expenses). This information should be submitted to William E. Morley, Special Counsel, Division of Corporation Finance, Securities and Exchange Commission, Washington, D.C. 20549.

Date of Effectiveness

As previously indicated, all of the amendments to Rule 14a-8 adopted today, with the exception of the changes to the timeliness provisions of subparagraph (a)(3) and paragraph (d), shall be applicable to proposals submitted to issuers who will be filing their preliminary proxy materials with the Commission on or after February 1, 1977. The effectiveness of the new timeliness requirements set forth in subparagraph (a)(3) and paragraph (d) shall be deferred an additional three months. Accordingly, they shall apply only to proposals submitted to issuers who will be filing their preliminary proxy materials with the Commission on or after May 1, 1977.

Authority

The Commission has adopted the amendments to Rule 14a-8 that are discussed herein pursuant to Sections 14(a) and 23(a) of the Securities Exchange Act of 1934, Sections 12(e) and 20(a) of the Public Utility Holding Company Act of 1935, and Sections 20(a) and 38(a) of the Investment Company Act of 1940.

Text of Revised Rule 14a-8

Rule 14a-8 is revised to read as follows:

§ 240.14a-8 Proposals of security holders.

(a) If any security holder of an issuer notifies the management of the issuer of his intention to present a proposal for action at a forthcoming meeting of the issuer's security holders, the management shall set forth the proposal in its proxy statement and identify it in its form of proxy and provide means by which security holders can make the specification required by Rule 14a-4(b) [17 CFR 240.14a-4(b)]. Notwithstanding the foregoing, the management shall not be required to include the proposal in its proxy statement or form of proxy unless the security holder (hereinafter, the 'proponent') has complied with the requirements of this paragraph and paragraphs (b) and (c) hereof:

(1) Eligibility. At the time he submits the proposal, the proponent shall be a record or beneficial owner of a security entitled to be voted at the meeting on his proposal, and he shall continue to own such security through the date on which the meeting is held. If the management requests documentary support for a proponent's claim that he is a beneficial owner of a voting security of the issuer, the proponent shall furnish appropriate documentation within 10 business days after receiving the request. In the event the management includes the proponent's proposal in its proxy soliciting materials for the meeting and the proponent fails to comply with the requirement that the continuously be a voting security holder through the meeting date, the management shall not be required to include any proposals submitted by the proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

***17** (2) Notice. The proponent shall notify the management in writing of his intention to appear personally at the meeting to present his proposal for action. The proponent shall furnish the requisite notice at the time he submits the proposal, except that if he was unaware of the notice requirement at that time he shall comply with it within 10 business days after being informed of it by the management. If the proponent, after furnishing in good faith the notice required by this provision, subsequently determines that he will be unable to appear personally at the meeting, he shall arrange to have another security holder of the issuer present his proposal on his behalf at the meeting. In the event the proponent or his proxy fails, without good cause, to present the proposal for action at the meeting, the management shall not be required to include any proposals submitted by the proponent in its proxy soliciting materials for any meeting held in the following two calendar years.

(3) Timeliness. The proponent shall submit his proposal sufficiently far in advance of the meeting so that it is received by the management within the following time periods:

(i) Annual Meetings. A proposal to be presented at an annual meeting shall be received by the management at the issuer's principal executive offices not less than 90 days in advance of a date corresponding to the date set forth on the management's proxy statement released to security holders in connection with the previous year's annual meeting of security holders, except that if no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 calendar days from the date of the previous year's annual meeting a proposal shall be received by the management a reasonable time before the solicitation is made.

(ii) Other Meetings. A proposal to be presented at any meeting other than an annual meeting shall be received a reasonable time before the solicitation is made.

NOTE. In order to curtail controversy as to the date on which a proposal was received by the management, it is suggested that proponents submit their proposals by Certified Mail-Return Receipt Requested.

(4) Number and Length of Proposals. The proponent may submit a maximum of two proposals of not more than 300 words each for inclusion in the management's proxy materials for a meeting of security holders. If the proponent fails to comply with either of these requirements, or if he fails to comply with the 200-word limit on supporting statements mentioned in paragraph (b), he shall be provided the opportunity by the management to reduce, within 10 business days, the items submitted by him to the limits required by this rule.

(b) If the management opposes any proposal received from a proponent, it shall also, at the request of the proponent, include in its proxy statement a statement of the proponent of not more than 200 words in support of the proposal, which statement shall not include the name and address of the proponent. The statement and request of the proponent shall be furnished to the management at the time that the proposal is furnished, and neither the management nor the issuer shall be responsible for such statement. The proxy statement shall also include either the name and address of the proponent or a statement that such information will be furnished by the issuer or by the Commission to any person, orally or in writing as requested, promptly upon the receipt of any oral or written request therefor. If the name and address of the proponent are omitted from the proxy statement, they shall be furnished to the Commission at the time of filing the management's preliminary proxy material pursuant to Rule 14a-6(a) [17 CFR 240.14a- 6(a)].

***18** (c) The management may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

(1) If the proposal is, under the laws of the issuer's domicile, not a proper subject for action by security holders;

NOTE. A proposal that may be improper under the applicable state law when framed as a mandate or directive may be proper when framed as a recommendation or request.

(2) If the proposal would, if implemented, require the issuer to violate any state law or federal law of the United States, or any law of any foreign jurisdiction, to which the issuer as subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state law or federal law of the United States;

(3) If the proposal or the supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9 [17 CFR 240.14a-9], which prohibits false or misleading statements in proxy soliciting materials;

(4) If the proposal relates to the enforcement of a personal claim or the redress of a personal grievance against the issuer, its management, or any other person;

(5) If the proposal deals with a matter that is not significantly related to the issuer's business;

(6) If the proposal deals with a matter that is beyond the issuer's power to effectuate;

(7) If the proposal deals with a matter relating to the conduct of the ordinary business operations of the issuer;

(8) If the proposal relates to an election to office;

(9) If the proposal is counter to a proposal to be submitted by the management at the meeting;

(10) If the proposal has been rendered moot;

(11) If the proposal is substantially duplicative of a proposal previously submitted to the management by another proponent, which proposal will be included in the management's proxy materials for the meeting;

(12) If substantially the same proposal has previously been submitted to security holders in the management's proxy statement and form of proxy relating to any annual or special meeting of security holders held within the preceding 5 calendar years, it, may be omitted from the management's proxy materials relating to any meeting of security holders held within 3 calendar years after the latest such previous submission:

Provided, That--

(i) If the proposal was submitted at only one meeting during such preceding period, it received less than 3 percent of the total number of votes cast in regard thereto; or

(ii) If the proposal was submitted at only two meetings during such preceding period, it received at the time of its second submission less than 6 percent of the total number of votes cast in regard thereto; or

(iii) If the proposal was submitted at three or more meetings during such preceding period, it received at the time of its latest submission less than 10 percent of the total number of votes cast in regard thereto; and

***19** (13) If the proposal relates to specific amounts of cash or stock dividends.

(d) Whenever the management asserts, for any reason, that a proposal and any statement in support thereof received from proponent may properly be omitted from its proxy statement and form of proxy, it shall file with the Commission, not later than 50 days prior to the date the preliminary copies of the proxy statement and form of proxy are filed pursuant to Rule 14a-6(a), or such shorter period prior to such date as the Commission or its staff may permit, five copies of the following items; (1) the proposal; (2) any statement in support thereof as received from the proponent; (3) a statement of the reasons why the management deems such omission to be proper in the particular case; and (4) where such reasons are based on matters of law, a supporting opinion of counsel. The management shall at the same time, if it has not already done so, notify the proponent of its intention to omit the proposal from its proxy statement and form of proxy and shall forward to him a copy of the statement of reasons why the management deems the omission of the proposal to be proper and a copy of such supporting opinion of counsel.

[Secs. 14(a), 23(a), 48 Stat. 895, 901; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 5, 78 Stat. 569, 570; sec. 18, 89 Stat. 133; 15 U.S.C. 78n(a), 78w(a); Secs. 12(e), 20(a), 49 Stat. 823, 833; 15 U.S.C. 79l(e), 79t(a); Secs. 20(a), 38(a), 54 Stat. 822, 841; 15 U.S.C. 80a-20(a), 80a-37(a)]

By the Commission.

George A. Fitzsimmons, Secretary
Release No. 12999, Release No. 19771, Release No. 34-12999, Release No. 35-19771, 1976 WL 160347 (S.E.C. Release No.)
END OF DOCUMENT

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Philadelphia Suburban Corporation
Incoming letter dated January 10, 2003

The proposal requests that the board of directors maintain its watershed lands in its natural state and take steps to preserve the lands through public and/or private funding, a conservation easement or by donating the land to the State of Pennsylvania for public use.

There appears to be some basis for your view that Philadelphia Suburban may exclude the proposal under rule 14a-8(i)(7), as relating to Philadelphia Suburban's ordinary business operations (i.e., land use of a particular property). Accordingly, the Division will not recommend enforcement action to the Commission if Philadelphia Suburban omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, the staff has not found it necessary to address the alternative basis for omission upon which Philadelphia Suburban relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor